                 SUBJECT TO COMPLETION, DATED OCTOBER 30, 2001
WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE PART OF AN EFFECTIVE REGISTRATION STATEMENT FILED WITH THE SEC. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT OFFERS TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(3)

(To Prospectus Dated November 24, 1999)                   Registration Statement
File No. 333-91211

                                3,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

----------------------------------------------------------------------

We are offering 3,000,000 shares of common stock. Our common stock is listed on the New York Stock Exchange under the symbol "CRN." The last reported sale price of our common stock on October 26, 2001 was $17.90 per share.

INVESTING IN THE SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 5 OF THE ACCOMPANYING PROSPECTUS.

                                                                PER
                                                               SHARE      TOTAL
                                                              --------   --------
Public Offering Price.......................................  $          $
Underwriting Discounts and Commissions......................  $          $
Proceeds to Cornell (before expenses).......................  $          $

We have granted the underwriters a 30-day option to purchase up to 450,000 additional shares of the common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on
or about             , 2001.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
       JEFFERIES & COMPANY, INC.
               FIRST ANALYSIS SECURITIES CORPORATION
                              FIDELITY CAPITAL MARKETS

            , 2001

                              INSIDE FRONT COVER


We are a leading provider of privatized correctional, treatment and education services outsourced by federal, state adn local government agencies. We provide a diversified portfolio of services for adults and juveniles, including:


o   incarceration and detention:

o   transition from incarceration;

o   drug and alcohol treatment programs;

o   behavioral rehabilitation and treatment; and

o   K-12 education.




                [COLLAGE OF PHOTOS OF SERVICES AND FACILITIES]

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                          PAGE
                                        --------
About this Prospectus Supplement......     S-2
Prospectus Supplement Summary.........     S-3
Risk Factors..........................    S-10
Note on Forward-Looking Statements....    S-16
Use of Proceeds.......................    S-17
Dividend Policy.......................    S-17
Price Range of Common Stock...........    S-17
Capitalization........................    S-18
Selected Consolidated Financial
  Data................................    S-19

                                          PAGE
                                        --------
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    S-21
Business..............................    S-34
Management............................    S-46
Principal Stockholders................    S-49
Underwriting..........................    S-51
Legal Matters.........................    S-53
Experts...............................    S-54
Where You Can Find More Information...    S-54

                                   PROSPECTUS

                                          PAGE
                                        --------
About this Prospectus.................      2
Where You Can Find More Information...      3
Cornell Corrections...................      4
Consolidated Ratios of Earnings to
  Fixed Charges.......................      4
Risk Factors..........................      5
Use of Proceeds.......................     11

                                          PAGE
                                        --------
Description of Debt Securities........     12
Description of Common Stock...........     19
Description of Preferred Stock........     23
Plan of Distribution..................     24
Legal Matters.........................     25
Experts...............................     25

                            ------------------------

    This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us and our subsidiaries that is not included in or delivered with these documents. This information is available without charge to security holders upon written or oral request.

    You should rely only on the information contained in this document or to which we have referred you. We and the underwriters have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document, regardless of the time of delivery of this document or any sale of common stock. In this prospectus supplement, "Cornell Companies," "Cornell," "we," "us" and "our" refer to Cornell Companies, Inc. and its subsidiaries, predecessors and acquired businesses unless the context requires otherwise.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

    This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $350,000,000, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. For example, we changed the name of our company on May 25, 2000 from Cornell Corrections, Inc. to Cornell Companies, Inc. The accompanying prospectus, which is dated November 24, 1999, reflects our prior name. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading "Where You Can Find More Information" beginning on page S-54 of this prospectus supplement before investing in our common stock.

    In addition, we have provided certain information about the industry in which we operate in this prospectus supplement under the captions "Prospectus Supplement Summary" and "Business." Unless otherwise indicated, the data and statistics contained in those sections are based on internal or industry sources that we believe are reliable.

                         PROSPECTUS SUPPLEMENT SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING US AND THE SHARES OF COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU SHOULD ALSO READ CAREFULLY THE OTHER INFORMATION ABOUT US THAT IS INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

OUR COMPANY

    We are a leading provider of privatized correctional, treatment and educational services outsourced by federal, state and local government agencies. We provide a diversified portfolio of services for adults and juveniles, including:

    - incarceration and detention;

    - transition from incarceration;

    - drug and alcohol treatment programs;

    - behavioral rehabilitation and treatment; and

    - K-12 education.

We provide these essential services across the United States through our 69 facilities with a total service capacity of 15,241. We believe that our innovative programs and services have put us at the forefront of our industry by measuring and demonstrating superior results in meeting the public policy goals of community safety and recidivism reduction.

    Our services address a total market size that we believe exceeds
$50 billion, of which less than 10% is currently privatized. The total market is expected to demonstrate consistent growth over the next decade primarily driven by overcrowded and aging government facilities, increasing emphasis on treatment, rehabilitation and education and the growing demographic of the 14 to 24 year-old at-risk population, driven by the "Baby Boom Echo." We also expect the size of the private market to grow as a result of governments' demonstrated need to rapidly activate new programs and facilities, reduce costs, increase accountability and improve overall quality of service.

    Our financial performance is characterized by consistent growth, stable and recurring revenue streams and a general resistance to economic weakness. From 1998 to 2000, our revenues grew at a compound annual growth rate of approximately 36%. We expect continued revenue growth in the future driven by new contract awards, existing facility expansions and accretive fill-in acquisitions. The size of our target markets and diversity of our service offering help to ensure a high degree of revenue stability in a range of operating environments. Typically, our operating contracts are renewed and are often expanded. Additionally, our business is less vulnerable to changing economic cycles and typically outperforms other industries in periods of economic weakness based on higher incarceration rates, a more plentiful labor pool and the essential nature of the services we provide.

COMPETITIVE STRENGTHS

    We believe we are well-positioned to capitalize on the favorable trends in our industry and attribute our strong market position to the following competitive strengths:

    PROVEN TRACK RECORD AND ESTABLISHED INDUSTRY REPUTATION. With operations dating back to 1973, we have been able to demonstrate, through diligent tracking and measurement, our history of delivering superior results. This long track record of proven performance distinguishes us and provides a significant competitive edge as quality of services, safety and reliability have become key determinants for new contract awards. Our strong industry reputation is based on the ability of our innovative programs to meet the goals of community safety and recidivism reduction by emphasizing education and rehabilitation. To solidify our integral role in shaping our industry and to stay at the forefront of business trends, we led the formation of the principal industry trade body and continue to spearhead major industry initiatives.

    FULL-SERVICE SOLUTIONS PROVIDER. Our portfolio of services targets both adults and juveniles and encompasses incarceration and detention, transition from incarceration, drug and alcohol treatment programs, behavioral rehabilitation and treatment, and K-12 education. This multifaceted portfolio increases the total addressable market opportunity available to us, estimated at more than $50 billion, and diversifies our revenue stream. Additionally, by bundling our services into a more complete solution we are able to provide a differentiated, higher value-added service offering to contracting government agencies. Furthermore, the breadth of our services allows us to improve the utilization of our facilities and increase our operating leverage.

    FINANCIAL FLEXIBILITY. Immediately following this offering, we expect to have approximately $55 million of cash, borrowing availability of up to $45 million on an undrawn credit facility and a virtually debt-free balance sheet. We believe this financial strength significantly enhances our competitive position for new contract awards and enables us to further capitalize on the substantial growth opportunities in our industry. Our ability to fund continued growth is augmented by our sale and leaseback transaction completed in August 2001. This landmark transaction allowed us to reduce leverage while retaining long-term control of our assets at attractive, non-escalating rental rates and provides the flexibility to use the same vehicle for new facilities and contracts.

    LONG-TERM CONTROL OF OPERATING ASSETS. We control, through outright ownership or long-term leases, operating facilities representing a large majority of our revenues. We believe that such control increases the likelihood of contract renewal, allows us to expand existing facilities and capture higher margins, and enhances our ability to win new contracts. In addition, long-term control of our operating facilities allows us to better control our operating margins and reduce cost escalation pressures.

BUSINESS STRATEGY

    We believe that our long-standing reputation for superior performance, broad portfolio of services and strong financial profile provide a solid foundation for increased growth and profitability. Furthermore, we have achieved superior results from our commitment to humane rehabilitation and educational opportunity for the individuals in our residential and non-residential community-based programs--the "Cornell Difference." To capitalize on the opportunities in our industry, our business strategy focuses on the following areas:

    WIN NEW CONTRACTS. We aggressively pursue new contracts that leverage our existing infrastructure and capabilities and meet our stringent profitability criteria. We focus on "take-or-pay" contracts, which provide a fixed minimum revenue stream regardless of occupancy and thereby add increased stability and predictability to our revenue stream. Since the beginning of 1999, we have won 11 contracts that are expected to contribute more than $60 million in annualized recurring revenues when all facilities commence operations. Approximately 96% of these new contract revenues will be from take-or-pay contracts. As of October 15, 2001, we had submitted proposals to the Federal Bureau of Prisons, or FBOP, for four contracts with an aggregate capacity of 6,000 beds. All of these FBOP proposals are for take-or-pay contracts. We believe that our improved financial flexibility with the completion of the 2001 Sale and Leaseback Transaction described below and this offering will enhance our ability to win and service new contracts.

    EXPAND EXISTING FACILITIES AND IMPROVE UTILIZATION. Adding capacity to existing facilities to meet increased demand enables us to generate incremental revenues at significantly higher margins and with less capital than new construction. Since 1998, we have completed six facility expansions that are expected to contribute more than $45 million in annualized recurring revenues. The breadth of our complementary service portfolio has been instrumental in allowing us to keep our capacity utilization high (approximately 96% at the end of the third quarter of 2001), which creates opportunities to expand existing facilities. We will continue to evaluate expansion opportunities at our facilities to maximize profitability and return on invested capital.

    MAKE ACCRETIVE FILL-IN ACQUISITIONS AND DIVERSIFY OUR SERVICE
PORTFOLIO. Acquisitions provide us with the opportunity to diversify our current service offering and add new service lines. We augmented our strong foundation in treatment and rehabilitation with our 1994 acquisition of one of the largest pre-release operators in the country. We expanded our adult incarceration services through our acquisition in 1996 of one of the nation's leading private operators. To capitalize on the rapidly growing juvenile market, we acquired one of the nation's premier juvenile treatment and education companies in 1997. Anticipating today's movement toward treatment and rehabilitation, we acquired one of the leading drug and alcohol and behavioral health operators in 1999. We will continue to selectively evaluate accretive acquisition opportunities and add complementary services to our offering mix to increase our growth opportunities and diversify our revenue stream.

    AGGRESSIVELY UTILIZE OUR RESEARCH CAPABILITIES. Research gives us the ability to measure and benchmark our operating performance and allows us to demonstrate our accomplishments when preparing a proposal in response to a government request. We believe that we have the most comprehensive system for measuring programs and operating performance in our industry. Our dedicated research and evaluation department applies behavioral sciences and utilizes technology to evaluate programs, identify trends and recommend solutions. We will continue to augment our research capabilities and refine our reporting processes to win additional contracts and manage existing contracts more effectively.

RECENT DEVELOPMENTS

    THIRD QUARTER EARNINGS

    Our earnings per share for the third quarter of 2001 reflect a 36% increase in comparable earnings per share for the third quarter of 2000, demonstrating the benefits we are realizing from new contract awards and per diem rate increases. Excluding non-recurring extraordinary and special charges that related primarily to our early retirement of debt after the 2001 Sale and Leaseback Transaction, moving our development efforts in Alaska to another site and net start-up costs in the third quarter of 2000, our earnings per share for the third quarter of 2001 would have been $0.30, reflecting a 36% increase over the comparable $0.22 earnings per share for the third quarter of 2000. A reconciliation between our diluted earnings per share for the third quarter before these non-recurring extraordinary and special charges and on an as reported basis in 2000 and 2001 is as follows:

                                                                 THREE MONTHS
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2000       2001
                                                              --------   --------
Diluted earnings per share
  As reported...............................................   $0.20      $0.15
  Extraordinary and special charges.........................      --       0.15(1)
  Start-up costs, net.......................................    0.02         --
                                                               -----      -----
                                                               $0.22      $0.30
                                                               =====      =====

------------------------

(1) Includes net-of-tax charges of $479,000 due to the early retirement of debt, $483,000 due to the write-off of deferred debt issuance costs and $545,000 due to the write-off of deferred acquisition costs and facility closing costs.

    2001 SALE AND LEASEBACK TRANSACTION

    On August 14, 2001, we completed a sale and leaseback transaction, or the 2001 Sale and Leaseback Transaction, involving 11 of our facilities. We sold the facilities to Municipal Corrections Finance, L.P., and are leasing them back for an initial period of 20 years, with renewal options for up to approximately 25 additional years. Municipal Corrections Finance, L.P. is a third-party special-purpose entity with no prior relationship to us.

    We received approximately $173.0 million of proceeds from the sale of the facilities. We used $120.0 million of the proceeds to repay our long-term senior debt and invested the remaining proceeds of $53.0 million in short-term securities. As a result, we now have an undrawn $45 million revolving line of credit. The gain on sale of the facilities of approximately $7.5 million was deferred and is being amortized over the initial lease term as a reduction to rental expense.

    Our lease payment obligations are fixed for the initial 20-year lease period. The cash rental payments due under the initial lease term are largely due in the first 15 years of the lease term, therefore we are capitalizing a portion of the rental payments as prepaid rent during the first 15 years of the lease term and amortizing the aggregate lease payments over the 20-year lease term on a straight-line basis.

CONTACT INFORMATION

    Our headquarters are located at 1700 West Loop South, Suite 1500, Houston, Texas 77027, and our telephone number is (713) 623-0790. Our web address is www.cornellcompanies.com. Information on our website should not be considered to be part of this prospectus supplement or the accompanying prospectus.

                                  THE OFFERING

Common stock offered by us...................  3,000,000 shares

Common stock to be outstanding after this
  offering...................................  12,430,790 shares

Use of proceeds..............................  We plan to use the proceeds received by us in this offering to pay approximately
                                               $40.2 million to retire our subordinated
                                               notes and the remainder for general corporate
                                               purposes.

New York Stock Exchange symbol...............  CRN

    Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

    Except as otherwise indicated, the total number of shares of common stock outstanding after the offering excludes:

    - 1,196,124 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $8.04 per share;

    - 200,370 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $6.70 per share; and

    - 341,812 shares of common stock reserved for issuance under our stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table sets forth our summary consolidated financial data as of and for the two years ended December 31, 2000, the three months and the nine months ended September 30, 2000 and 2001 and as of September 30, 2001. The data for the two years ended December 31, 2000 is derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The data for the three months and nine months ended September 30, 2000 and 2001 is derived from our unaudited consolidated financial statements. You should read the summary consolidated financial data in connection with our consolidated financial statements and related notes incorporated by reference. The following table also sets forth our summary unaudited pro forma statements of operations data for the year ended
December 31, 2000 and for the nine months ended September 30, 2001, which reflects our consolidated results of operations as though the 2001 Sale and Leaseback Transaction and the application of the net proceeds from this offering had occurred on January 1, 2000. These pro forma statements are based on certain assumptions and estimates and do not purport to be indicative of consolidated results that might have been obtained had this offering and the 2001 Sale and Leaseback Transaction actually occurred on such dates or of our future results. The balance sheet data as of September 30, 2001 as adjusted refects our consolidated financial position as though this offering and the application of the net proceeds had occurred on September 30, 2001.

                                                                                                                 THREE MONTHS
                                     YEAR ENDED DECEMBER 31,              NINE MONTHS ENDED SEPTEMBER 30,            ENDED
                            -----------------------------------------   -----------------------------------      SEPTEMBER 30,
                                                          PRO FORMA                             PRO FORMA     -------------------
                              1999(1)         2000           2000         2000       2001         2001          2000       2001
                            -----------   ------------   ------------   --------   --------   -------------   --------   --------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
  DATA:
  Revenues................   $176,967       $226,050       $226,050     $165,622   $195,106     $195,106      $56,747    $68,733
  Operating expenses......    135,850        175,391        193,037      128,585    156,052      167,062       43,809     56,480
  Pre-opening and start-up
    expenses..............      2,929          2,298          2,298          838      3,858        3,858          295         --
  Depreciation and
    amortization..........      6,007          7,276          3,973        5,312      5,748        3,298        1,853      1,515
  General and
    administrative
    expenses..............      9,932         12,024         12,024        9,004     11,390       11,390        3,274      4,312
                             --------       --------       --------     --------   --------     --------      -------    -------
  Income from
    operations............     22,249         29,061         14,718       21,883     18,058(4)      9,498       7,516      6,426(4)
  Interest expense,
    net(2)................      8,405         15,554            (10)      11,553     11,102         (219)       4,243      3,170
  Net income..............      5,352(3)       7,969          8,690        6,096      4,395(4)      6,503       1,932      1,442(4)
  Earnings per share:
    Basic.................   $    .57       $    .85       $    .70     $    .65   $    .48(4)   $    .53     $   .21    $   .16(4)
    Diluted...............   $    .55       $    .84       $    .70     $    .64   $    .45(4)   $    .51     $   .20    $   .15(4)
  Number of shares used to
    compute earnings per
    share (in thousands):
    Basic.................      9,432          9,383         12,383        9,435      9,236       12,236        9,391      9,242
    Diluted...............      9,660          9,495         12,495        9,570      9,661       12,661        9,525      9,880

OTHER FINANCIAL DATA:
  EBITDAR(5)..............   $ 33,614       $ 46,037       $ 46,037     $ 34,070   $ 35,250     $ 35,250      $11,711    $12,849
  Net income, as
    adjusted(6)...........      8,611          8,005          8,726        6,564      5,766        6,912        2,106      2,949
  Diluted earnings per
    share, as
    adjusted(7)...........   $    .89       $    .84       $    .70     $    .69   $    .60     $    .55      $   .22    $   .30

OPERATING DATA:
  Total service capacity
    (end of period)(8)....     14,845         14,364(9)      14,364(9)    14,364     15,909       15,909       14,364     15,909
  Average occupancy
    excluding start-up
    operations(10)........       97.0%          96.0%          96.0%        95.5%      96.1%        96.1%        95.4%      95.6%

                                                   (FOOTNOTES ON FOLLOWING PAGE)

                                                                                       SEPTEMBER 30, 2001
                                                                             ---------------------------------------
                                                         DECEMBER 31, 2000         ACTUAL            AS ADJUSTED
                                                         -----------------   ------------------   ------------------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents............................      $    620             $ 50,402             $ 59,396
  Working capital......................................        29,703               96,885              106,607
  Total assets.........................................       291,439              185,693              194,687
  Long-term debt.......................................       146,926               38,424                    2
  Stockholders' equity.................................       104,320              109,221              157,365

------------------------------

 (1) Includes the operations of Interventions-Illinois, acquired in November 1999.

 (2) Interest expense, net is our interest expense, net of interest income.

 (3) In January 1999, we recorded a net-of-tax charge of $3.0 million for the cumulative effect of a change in accounting principle related to start-up costs.

 (4) In the third quarter of 2001, we recognized $0.15 per share in extraordinary and special charges consisting of a net-of-tax extraordinary charge of $479,000 due to the early retirement of debt, a pre-tax charge to interest expense of $818,000 to write-off a portion of deferred debt issuance costs related to the reduced commitment of our senior credit facility, a pre-tax charge to general and administrative expense of $660,000 to write-off deferred acquisition costs associated with the Fort Greeley, Alaska project and pre-tax charges to depreciation and amortization and operating expenses of $263,000 to recognize closing costs at the Durham Treatment Center due to its contract termination. In
     January 2001, we recorded a net-of-tax benefit of $770,000 for the cumulative effect of a change in accounting principle related to changing our method of accounting for supplies.

 (5) EBITDAR is defined as income from operations plus depreciation and amortization expense and rental expenses. Although EBITDAR is not a measure of performance calculated in accordance with generally accepted accounting principles (GAAP), we believe that EBITDAR is accepted as a generally recognized measure of performance in our industry. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP.

 (6) The following table summarizes various expenses or income items included in net income which have been added back to arrive at net income, as adjusted. All amounts are net of tax.

                                                                                  NINE MONTHS ENDED              THREE MONTHS
                                            YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,                    ENDED
                                        --------------------------------   --------------------------------      SEPTEMBER 30,
                                                              PRO FORMA                          PRO FORMA    -------------------
                                          1999       2000        2000        2000       2001        2001        2000       2001
                                        --------   --------   ----------   --------   --------   ----------   --------   --------
                                                                             (IN THOUSANDS)
Net income............................   $5,352     $7,969      $8,690      $6,096     $4,395      $6,503      $1,932     $1,442
                                         ======     ======      ======      ======     ======      ======      ======     ======
Expense (income) items included in net
  income:
  Pre-opening and start-up costs, net
    of associated revenues............   $  905     $  597      $  597      $  468     $  634      $  634      $  174     $   --
  Cumulative effect of change in
    accounting principle..............    2,954         --          --          --       (770)       (770)         --         --
  Extraordinary charge due to early
    retirement of
    debt..............................       --         --          --          --        479          --          --        479
  Non-recurring interest charge.......       --         --          --          --        483          --          --        483
  Write-off of deferred acquisition
    costs and facility closing
    costs.............................       --         --          --          --        545         545          --        545
  Cost sharing payments...............     (600)        --          --          --         --          --          --         --
  Sale of facility license............       --       (561)       (561)         --         --          --          --         --
                                         ------     ------      ------      ------     ------      ------      ------     ------
Total expense (income) items included
  in net income.......................   $3,259     $   36      $   36      $  468     $1,371      $  409      $  174     $1,507
                                         ======     ======      ======      ======     ======      ======      ======     ======

    Net income, as adjusted, is not a measure of performance calculated in accordance with GAAP and should not be considered as a substitute for net income.

 (7) Diluted earnings per share, as adjusted, is computed based upon diluted earnings as reported plus the adjustments described in footnote (6) above. Diluted earnings per share, as adjusted, is not a measure of performance calculated in accordance with GAAP and should not be considered as a substitute for diluted earnings per share.

 (8) Our service capacity is comprised of the number of beds available for service upon completion of construction of residential facilities and the average program capacity of non-residential community-based programs.

 (9) The Utah Department of Corrections, or Utah DOC, selected our bid in
     June 1999 for the 490 bed Timpie Valley Correctional Facility subject to final contract negotiations. In 2000, the Utah DOC declined to pursue this project, therefore our service capacity was reduced accordingly.

(10) Average occupancy is based on monthly contracted service capacity data of residential facilities in operation. Since certain facilities have service capacities that exceed contracted capacities, occupancy percentages can exceed 100% of contracted capacity.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS AND THE RISK FACTORS IN THE ACCOMPANYING PROSPECTUS AS WELL AS ALL OF THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS BEFORE YOU DECIDE TO INVEST IN OUR COMMON STOCK.

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

    PUBLIC RESISTANCE TO PRIVATIZATION OF CORRECTIONAL AND DETENTION FACILITIES COULD RESULT IN OUR INABILITY TO OBTAIN NEW CONTRACTS OR THE LOSS OF EXISTING CONTRACTS.

    Management of correctional and detention facilities by private entities has not achieved complete acceptance by either the government or the public. The movement toward privatization of correctional and detention facilities has also encountered resistance from certain groups, such as labor unions, local sheriff's departments, and groups believing that correctional and detention facility operations should only be conducted by government agencies. Changes in the dominant political party in any market in which correctional facilities are located could have an adverse impact on privatization. Further, some government agencies are not legally permitted to delegate their traditional management responsibilities for correctional and detention facilities to private companies.

    Any of these resistances may make it more difficult for us to renew or maintain existing contracts, to obtain new contracts or sites on which to operate new facilities or to develop or purchase facilities and lease them to government or private entities, any or all of which could have a material adverse effect on our business.

    WE ARE SUBJECT TO THE SHORT-TERM NATURE OF GOVERNMENT CONTRACTS.

    Many governmental agencies are legally limited in their ability to enter into long-term contracts that would bind elected officials responsible for future budgets. Therefore, many contracts with government agencies typically either have a very short term or are subject to termination on short notice without cause. In addition, our contracts with government agencies may contain one or more renewal options that may be exercised only by the contracting government agency. No assurance can be given that any agency will exercise a renewal option in the future. The non-renewal or termination of any of our significant contracts with governmental agencies could materially adversely affect our financial condition, results of operation and liquidity, including our ability to secure new facility management contracts from others.

    WE ARE DEPENDENT ON GOVERNMENT APPROPRIATIONS. IF GOVERNMENT APPROPRIATION LEVELS ARE REDUCED, OUR BUSINESS MAY BE HARMED.

    Our cash flow is subject to the receipt of sufficient funding of and timely payment by contracting governmental entities. If the appropriate governmental agency does not receive sufficient appropriations to cover its contractual obligations, a contract may be terminated or the amounts payable to us may be deferred or reduced. Any delays in payment, or the termination of a significant contract, could have an adverse effect on our cash flow and financial condition. Moreover, as a result of the slowing economy and the events of September 11, 2001, federal, state and local governments may encounter unusual budgetary constraints and there is a risk that spending on outsourced services provided by us may be curtailed.

    OUR ABILITY TO WIN NEW CONTRACTS TO DEVELOP AND MANAGE CORRECTIONAL, DETENTION AND TREATMENT FACILITIES DEPENDS ON MANY FACTORS OUTSIDE OUR CONTROL.

    Our growth is generally dependent upon our ability to win new contracts to develop and manage new correctional, detention and treatment facilities. This depends on a number of factors we cannot control, including crime rates and sentencing patterns in various jurisdictions. Accordingly, the demand for our facilities could be adversely affected by the relaxation of enforcement efforts, leniency in conviction and sentencing practices or through the legal decriminalization of certain activities that are currently proscribed by our criminal laws. For instance, any changes with respect to drugs and controlled substances or illegal immigration could affect the number of persons arrested, convicted and sentenced, thereby potentially reducing demand for correctional facilities to house them. Similarly, reductions in crime rates could lead to reductions in arrests, convictions and sentences requiring correctional facilities. The Bureau of Justice Statistics reports that the level of violent crime in the United States has declined steadily since 1994 and the level of property crime is at the lowest level since 1974. However, the number of detained offenders has grown steadily during that period.

    While we believe that governments will continue to privatize correctional, detention and treatment facilities, we believe the rate of growth experienced in the state private corrections industry during the late 1980's and early 1990's is moderating. Certain jurisdictions recently have required successful bidders to make a significant capital investment in connection with the financing of a particular project, a trend that could require us to have sufficient capital resources to compete effectively. We may not be able to obtain these capital resources when needed. Additionally, our success in obtaining new awards and contracts may depend, in part, upon our ability to locate land that can be leased or acquired under favorable terms. Otherwise desirable locations may be in or near populated areas and, therefore, may generate legal action or other forms of opposition from residents in areas surrounding a proposed site.

    OUR PROFITABILITY MAY SUFFER IF THE NUMBER OF OFFENDERS OCCUPYING OUR CORRECTIONAL, DETENTION AND TREATMENT FACILITIES DECREASES.

    Our correctional, detention and treatment facilities are dependent upon government agencies supplying offenders. A substantial portion of our revenues is generated under contracts that specify a net rate per day per resident, or a per diem rate, sometimes with no minimum guaranteed occupancy levels, even though most correctional facility cost structures are relatively fixed. Under such a per diem rate structure, a decrease in occupancy levels at a particular facility could have a material adverse effect on the financial condition and results of operations at such facility.

    A FAILURE TO COMPLY WITH EXISTING REGULATIONS COULD RESULT IN MATERIAL PENALTIES OR NON-RENEWAL OR TERMINATION OF OUR CONTRACTS TO MANAGE CORRECTIONAL, DETENTION AND TREATMENT FACILITIES.

    Our industry is subject to a variety of federal, state and local regulations, including education, health care and safety regulations, which are administered by various regulatory authorities. We may not always successfully comply with these regulations, and failure to comply could result in material penalties or non-renewal or termination of facility management contracts. The contracts typically include extensive reporting requirements and supervision and on-site monitoring by representatives of contracting government agencies. Corrections officers are customarily required to meet certain training standards, and in some instances facility personnel are required to be licensed and subject to background investigation. Certain jurisdictions also require the subcontracts to be awarded on a competitive basis or to subcontract with businesses owned by members of minority groups. Our facilities are also subject to operational and financial audits by the governmental agencies with which we have contracts. The failure to comply with any applicable laws, rules or regulations and the loss of any required license could adversely affect the financial condition and results of operations at our affected facilities.

    GOVERNMENT AGENCIES MAY INVESTIGATE AND AUDIT OUR CONTRACTS AND, IF ANY IMPROPRIETIES ARE FOUND, WE MAY BE REQUIRED TO REFUND REVENUES WE HAVE RECEIVED, TO FOREGO ANTICIPATED REVENUES AND MAY BE SUBJECT TO PENALTIES AND SANCTIONS, INCLUDING PROHIBITIONS ON OUR BIDDING IN RESPONSE TO REQUESTS FOR PROPOSALS, OR RFPS.

    Certain of the government agencies we contract with have the authority to audit and investigate our contracts with them. As part of that process, the government agency reviews our performance on the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations and standards. If the agency determines that we have improperly allocated costs to a specific contract, we may not be reimbursed for those costs and we could be required to refund the amount of any such costs that have been reimbursed. If a government audit uncovers improper or illegal activities by us or we otherwise determine that these activities have occurred, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with the government. Any adverse determination could adversely impact our ability to bid in response to RFPs in one or more jurisdictions.

    IF WE FAIL TO SATISFY OUR CONTRACTUAL OBLIGATIONS, OUR ABILITY TO COMPETE FOR FUTURE CONTRACTS AND OUR FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED.

    Our failure to comply with contract requirements or to meet our client's performance expectations when performing a contract could materially and adversely affect our financial performance and our reputation, which, in turn, would impact our ability to compete for new contracts. Our failure to meet contractual obligations could also result in substantial actual and consequential damages. In addition, our contracts often require us to indemnify clients for our failure to meet performance standards. Some of our contracts contain liquidated damages provisions and financial penalties related to performance failures. Although we have liability insurance, the policy limits may not be adequate to provide protection against all potential liabilities.

    NEW COMPETITORS IN OUR INDUSTRY MAY ADVERSELY AFFECT THE PROFITABILITY OF OUR BUSINESS.

    We must compete on the basis of cost, quality and range of services offered, experience in managing facilities, reputation of personnel and ability to design, finance and construct new facilities on a cost effective competitive basis. While there are barriers for companies seeking to enter into the management and operation of correctional, detention and treatment facilities, there can be no assurance that these barriers will be sufficient to limit additional competition.

    A DISTURBANCE IN ONE OF OUR FACILITIES COULD RESULT IN CLOSURE OF A FACILITY OR HARM TO OUR BUSINESS.

    An escape, riot or other disturbance at one of our facilities could adversely effect the financial condition, results of operations and liquidity of our operations. Among other things, the adverse publicity generated as a result of an event could adversely affect our ability to retain an existing contract or obtain future ones. In addition, if such an event were to occur, there is a possibility that the facility where the event occurred may be shut down by the relevant governmental agency. A closure of certain of our facilities could adversely affect the financial condition, results of operations and liquidity of our operations.

    TERRORIST ATTACKS, SUCH AS THE ATTACKS THAT OCCURRED IN NEW YORK AND WASHINGTON, D.C. ON SEPTEMBER 11, 2001, AND OTHER ACTS OF VIOLENCE OR WAR MAY AFFECT THE MARKETS IN WHICH OUR COMMON STOCK TRADES, THE MARKETS IN WHICH WE OPERATE AND OUR PROFITABILITY.

    Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. As a result of terrorism, the United States may enter into a protracted armed conflict, which could have a further impact on our business. In addition, terrorists attacks in the United States may increase demand for trained security personnel, which could increase our operating costs. Political and economic instability in some regions of the world may also result and could negatively impact our business. In addition, any of these events may affect the markets in which our common stock trades. The consequences of any of these armed conflicts are unpredictable and we may not be able to foresee events that could have an adverse effect on our business or your investment.

    INACCURATE, MISLEADING OR NEGATIVE MEDIA COVERAGE COULD ADVERSELY AFFECT OUR REPUTATION AND OUR ABILITY TO BID FOR GOVERNMENT CONTRACTS.

    The media frequently focuses its attention on private operators' contracts with government agencies. If the media coverage is negative, it could influence government officials to slow the pace of outsourcing government services, which could reduce the number of RFPs. The media may also focus its attention on the activities of political consultants engaged by us, even when their activities are unrelated to our business, and we may be tainted by adverse media coverage about their activities. Moreover, inaccurate, misleading or negative media coverage about us could harm our reputation and, accordingly, our ability to bid for and win government contracts.

    WE MAY INCUR SIGNIFICANT COSTS BEFORE RECEIVING RELATED REVENUES, WHICH COULD RESULT IN CASH SHORTFALLS.

    When we are awarded a contract to manage a government program, we may incur significant expenses before we receive contract payments. These expenses include leasing office space, purchasing office equipment and hiring and training personnel. As a result, in certain large contracts where the government does not fund program pre-opening and start-up costs, we may be required to invest significant sums of money before receiving related contract payments. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures to approve governmental budgets and finalize contracts in a timely manner.

    WE MAY BE UNABLE TO ATTRACT AND RETAIN SUFFICIENT QUALIFIED PERSONNEL NECESSARY TO SUSTAIN OUR BUSINESS.

    Our delivery of services is labor-intensive. When we are awarded a government contract, we must hire operating management, security, case management and other personnel. The success of our business requires that we attract, develop, motivate and retain these personnel. Our inability to hire sufficient personnel on a timely basis or the loss of significant numbers of personnel could adversely affect our business.

    IF WE ARE UNABLE TO MANAGE OUR GROWTH, OUR PROFITABILITY WILL BE ADVERSELY AFFECTED.

    Sustaining our growth has placed significant demands on our management as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If our growth comes at the expense of providing quality service and generating reasonable profits, our ability to successfully bid for contracts and our profitability will be adversely affected.

    UNSUCCESSFUL FINANCING OR ACQUISITION PROJECTS MAY RESULT IN CHARGES TO EXPENSE FOR DEFERRED COSTS.

    If we determine that one or more financing or acquisition projects is unlikely to be successfully concluded, we could incur significant charges to expense for deferred costs associated with such projects.

    IF WE DO NOT SUCCESSFULLY INTEGRATE THE BUSINESSES THAT WE ACQUIRE, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

    We may be unable to manage businesses that we may acquire profitably or integrate them successfully without incurring substantial expenses, delays or other problems that could negatively impact our results of operations.

    Moreover, business combinations involve additional risks, including:

    - diversion of management's attention;

    - loss of key personnel;

    - assumption of unanticipated legal or financial liabilities;

    - our becoming significantly leveraged as a result of the incurrence of debt to finance an acquisition;

    - unanticipated operating, accounting or management difficulties in connection with the acquired entities;

    - amortization or charges of acquired intangible assets, including goodwill; and

    - dilution to our earnings per share.

    Also, client dissatisfaction or performance problems with an acquired business could materially and adversely affect our reputation as a whole. Further, the acquired businesses may not achieve the revenues and earnings we anticipated.

    BECAUSE FEDERAL ENVIRONMENTAL LAWS IMPOSE STRICT AS WELL AS JOINT AND SEVERAL LIABILITY FOR CLEAN UP COSTS, UNFORESEEN ENVIRONMENTAL RISKS COULD PROVE TO BE COSTLY.

    Our facilities may be subject to unforeseen environmental risks. The federal Comprehensive Environmental Response, Compensation, and Liability Act, as amended, or CERCLA, imposes strict, as well as joint and several, liability for certain environmental cleanup costs on several classes of potentially responsible parties, including current owners and operators of the property and, in some cases, lenders who did not cause or contribute to the contamination. Furthermore, liability under CERCLA is not limited to the original or unamortized principal balance of a loan or to the value of the property securing a loan. Other federal and state laws in certain circumstances may impose liability for environmental remediation, which costs may be substantial. Moreover, certain federal statutes and certain states by statute impose a lien for any cleanup costs incurred by such state on the property that is the subject of such cleanup costs. All subsequent liens on such property generally are subordinated to such an environmental lien and, in some states, even prior recorded liens are subordinated to environmental liens.

    WE MIGHT BECOME INVOLVED IN LITIGATION, INCLUDING THIRD-PARTY AND PERSONAL INJURY CLAIMS, WHICH COULD BE COSTLY AND TIME CONSUMING.

    The operation of our facilities exposes us to potential third-party claims or litigation by offenders or other persons for personal injury or other damages including damages arising from an offender's escape or from a disturbance or riot at a facility. In addition, our management contracts generally require us to indemnify the government agency against any damages to which the government agency may be subject in connection with such claims or litigation. We are generally obligated to maintain an insurance program that provides coverage for certain liability risks, including personal injury, bodily injury, death or property damage to a third party where we are found to be negligent. There can be no assurance, however, that such insurance will be adequate to cover potential third-party claims.

RISKS RELATED TO THIS OFFERING

    OUR STOCK PRICE IS VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID FOR THEM.

    The market price of our common stock has fluctuated in the past and could continue to fluctuate substantially due to a variety of factors, including:

    - quarterly fluctuations in results of operations;

    - the termination by a government client of a material contract;

    - political and legislative developments adverse to the privatization of government services;

    - changes in or failure to meet earnings estimates by securities analysts;

    - sales of our common stock by existing shareholders or the perception that these sales may occur;

    - adverse judgments or settlements obligating us to pay damages;

    - negative publicity;

    - loss of key personnel; and

    - the failure to be awarded a significant contract on which we have bid.

In addition, overall volatility has often significantly affected the market prices of securities for reasons unrelated to a company's operating performance. In the past, securities class action litigation has often been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against us could cause us to incur substantial costs and could lead to the diversion of management's attention and resources.

    OUR RIGHTS PLAN AND DELAWARE LAW MAY DISCOURAGE ACQUISITION BIDS.

    Our board of directors has adopted a stockholders' rights plan. Under this plan, we have issued preferred stock purchase rights as a dividend on our outstanding common stock and on any other common stock issued after adoption of the plan. The rights become exercisable if someone acquires or offers to acquire specific amounts of common stock.

    Moreover, a provision of Delaware law that is applicable to us could delay or make difficult a merger, tender offer or proxy contest involving us. This provision becomes applicable if someone acquires or offers to acquire a specified amount of our common stock.

    The rights and the provisions of Delaware law have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without the approval of our board of directors. The rights and the provisions of Delaware law may deter a potential unfriendly offer or other effort to gain control of our company that is not approved by our board of directors. This may deprive our stockholders of opportunities to sell shares of our common stock at prices higher than those prevailing in the market. Neither the rights nor this provision of Delaware law should, however, interfere with any merger or other business combination that is approved by our board of directors.

    OUR CERTIFICATE OF INCORPORATION AND BYLAWS INCLUDE PROVISIONS THAT MAY HAVE ANTI-TAKEOVER EFFECTS.

    Our certificate of incorporation and bylaws include provisions that may delay, deter or prevent a takeover attempt that stockholders might consider desirable. For example, our certificate of incorporation provides that our stockholders may not take any action in writing without a meeting, except by unanimous written consent. This prohibition could impede or discourage an attempt to obtain control of us by requiring that any actions required to be taken by stockholders be taken at properly called stockholder meetings or by unanimous written consent.

    THE SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK AFTER THIS OFFERING COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

    Upon completion of this offering, we will have 12,430,790 shares of common stock outstanding and 1,738,306 shares of common stock issuable pursuant to the exercise of outstanding options and warrants and reserved for issuance under our stock option plans. Sales of substantial amounts of our common stock by our existing stockholders in the public market following the offering, or the perception that such sales will occur, could cause the market price of our common stock to drop.

                       NOTE ON FORWARD-LOOKING STATEMENTS

    We have made "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in this prospectus supplement and the accompanying prospectus, and in the documents that are incorporated by reference. These forward-looking statements are subject to various risks and uncertainties. The words "anticipate," "believe," "estimate," "expect," "plan," "intend" and similar words are intended to identify forward-looking statements, but are not the only means of identifying them. In general, any statement other than a statement of historical fact is a forward-looking statement. If any of the risks above or in the accompanying prospectus actually occur, our business, financial condition or operating results could be adversely affected and could differ materially from those anticipated in any forward-looking statements.

                                USE OF PROCEEDS

    We expect to receive proceeds of approximately $49.2 million from the sale of 3,000,000 shares of common stock ($56.7 million if the underwriters' over-allotment option is exercised in full) at an assumed offering price of $17.90 per share (the last reported sale price on October 26, 2001), after deducting the underwriting discounts and our estimated offering expenses. We plan to use the proceeds from the offering to pay approximately $40.2 million to retire our subordinated notes and the remainder for general corporate purposes. Pending their uses, we will invest net proceeds of this offering in short-term, interest-bearing securities.

    Our subordinated notes have a seven-year term maturing in July 2007, are interest-only payable quarterly at a fixed annual rate of 12.875%, and contain certain financial covenants. Our senior credit facility requires that a majority of the lenders under that facility approve the prepayment of our subordinated notes. The retirement of our subordinated notes will result in greater availability under our senior credit facility.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock. We currently intend to retain excess cash flow, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and is dependent upon, among other factors, our results of operations, financial condition, capital requirements, restrictions, if any, imposed by financing commitments and legal requirements. Our senior credit facility and our 12.875% subordinated notes currently prohibit the payment of cash dividends.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is currently listed on the New York Stock Exchange under the symbol "CRN." As of September 30, 2001, there were approximately 44 record holders of common stock. The quarterly high and low closing sales prices for the common stock from January 1, 1999 through October 26, 2001 are shown below:

                                                                  HIGH             LOW
                                                             --------------   --------------
1999:
  First Quarter............................................  $        19.63   $        13.25
  Second Quarter...........................................           22.63            15.50
  Third Quarter............................................           17.13            13.94
  Fourth Quarter...........................................           16.38             8.06

2000:
  First Quarter............................................  $        11.00   $         7.56
  Second Quarter...........................................           11.00             6.56
  Third Quarter............................................            9.00             6.13
  Fourth Quarter...........................................            8.19             3.50

2001:
  First Quarter............................................  $         8.25   $         5.25
  Second Quarter...........................................           15.00             7.90
  Third Quarter............................................           18.11            13.40
  Fourth Quarter (through October 26)......................           17.90            16.75

                                 CAPITALIZATION

    The following table sets forth our consolidated capitalization as of September 30, 2001:

    - on an actual basis; and

    - as adjusted to give effect to the issuance of 3,000,000 shares of our common stock in this offering at an assumed offering price of $17.90 per share (the last reported sale price on October 26, 2001) and the application of the net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses.

    See "Use of Proceeds." You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                SEPTEMBER 30, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $ 50,402     $ 59,396
                                                              ========     ========
Long-term debt, net of current portion:
  Subordinated notes........................................  $ 38,422     $     --
  Other.....................................................         2            2
                                                              --------     --------
    Total long-term debt, net of current portion............    38,424            2
                                                              --------     --------
Stockholders' equity:
  Preferred stock, par value $.001 per share, 10,000,000
    shares authorized, no shares issued and outstanding.....        --           --
  Common stock, par value $.001 per share, 30,000,000 shares authorized, 10,453,857 shares issued actual and
    13,453,857 shares issued as adjusted(1).................        10           13
Additional paid-in capital..................................    93,231      142,419
Stock option loans..........................................      (640)        (640)
Retained earnings...........................................    23,622       22,575
Treasury stock (1,046,400 shares of common stock, at
  cost).....................................................    (7,002)      (7,002)
                                                              --------     --------
  Total stockholders' equity................................   109,221      157,365
                                                              --------     --------
  Total capitalization......................................  $147,645     $157,367
                                                              ========     ========

------------------------

(1) Excludes:

    - 1,196,124 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $8.04 per share;

    - 200,370 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $6.70 per share; and

    - 341,812 shares of common stock reserved for issuance under our stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth our summary consolidated financial data for the five years ended December 31, 2000 and the nine months ended September 30, 2000 and 2001. The data for the five years ended December 31, 2000 is derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The data for the nine months ended September 30, 2000 and 2001 is derived from our unaudited consolidated financial statements. You should read the selected consolidated financial data in connection with our consolidated financial statements and related notes incorporated by reference.

                                                                                                     NINE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                             ----------------------------------------------------   -------------------
                                             1996(1)    1997(2)    1998(3)    1999(4)      2000       2000       2001
                                             --------   --------   --------   --------   --------   --------   --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues.................................  $32,327    $70,302    $123,119   $176,967   $226,050   $165,622   $195,106
  Operating expenses.......................   26,038     57,047      98,721    135,850    175,391    128,585    156,052
  Pre-opening and start-up expenses........       --         --          --      2,929      2,298        838      3,858
  Depreciation and amortization............    1,390      2,231       4,228      6,007      7,276      5,312      5,748
  General and administrative expenses......    4,560      5,394       7,581      9,932     12,024      9,004     11,390
                                             -------    -------    --------   --------   --------   --------   --------
  Income from operations...................      339      5,630      12,589     22,249     29,061     21,883     18,058(7)
  Interest expense, net(5).................    2,643         77       2,485      8,405     15,554     11,553     11,102
  Net income (loss)........................   (2,379)     3,554       6,062      5,352(6)    7,969     6,096      4,395(7)
  Earnings (loss) per share:
    Basic..................................  $  (.65)   $   .48    $    .64   $    .57   $    .85   $    .65   $    .48(7)
    Diluted................................  $  (.65)   $   .46    $    .62   $    .55   $    .84   $    .64   $    .45(7)
  Number of shares used to compute earnings
    per share (in thousands):
    Basic..................................    3,673      7,350       9,442      9,432      9,383      9,435      9,236
    Diluted................................    3,673      7,740       9,772      9,660      9,495      9,570      9,661

OPERATING DATA:
  Total service capacity (end of
    period)(8).............................    3,577      7,072      10,525     14,845     14,364(9)   14,364    15,909
  Average occupancy excluding start-up
    operations(10).........................     97.0%      97.6%       98.3%      97.0%      96.0%      95.5%      96.1%

BALANCE SHEET DATA:
  Cash and cash equivalents................  $ 4,874    $18,968    $  2,519   $  1,763   $    620   $    229   $ 50,402
  Working capital (deficit)................    7,747     26,220      16,828    (12,636)    29,703     35,683     96,885
  Total assets.............................   46,824    104,109     212,695    273,991    291,439    284,120    185,693
  Long-term debt...........................      745        432      98,480    101,500    146,926    150,848     38,424
  Stockholders' equity.....................   41,051     86,730      91,500     97,208    104,320    103,094    109,221

------------------------------

 (1) Includes the operations of the Reid Community Correctional Center and the Big Spring Complex acquired in May 1996 and July 1996, respectively.

 (2) Includes the operations of Interventions-Texas and Abraxas acquired in January 1997 and September 1997, respectively.

 (3) Includes the operations of the Great Plains Correctional Facility acquired in January 1998 and the Alaska facilities purchased from Allvest in August 1998.

 (4) Includes the operations of Interventions-Illinois, acquired in November 1999.

 (5) Interest expense, net is our interest expense, net of interest income.

 (6) In January 1999, we recorded a net-of-tax charge of $3.0 million for the cumulative effect of a change in accounting principle related to start-up costs.

 (7) In January 2001, we recorded a net-of-tax benefit of $770,000 for the cumulative effect of a change in accounting principle related to changing our method of accounting for supplies. In the third quarter of 2001, we recognized $0.15 per share in extraordinary and special charges consisting of a net-of-tax extraordinary charge of $479,000 due to the early retirement of debt, a pre-tax charge to interest expense of $818,000 to write-off a portion of deferred debt issuance costs related to the

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)
     reduced commitment of our senior credit facility, a pre-tax charge to general and administrative expense of $660,000 to write-off deferred acquisition costs associated with the Fort Greeley, Alaska project and a pre-tax charge to depreciation and amortization and operating expenses of $263,000 to recognize closing costs at the Durham Treatment Center due to its contract termination.

 (8) Our service capacity is comprised of the number of beds available for service upon completion of construction of residential facilities and the average program capacity of non-residential community-based programs.

 (9) The Utah Department of Corrections, or Utah DOC, selected our bid in
     June 1999 for the 490 bed Timpie Valley Correctional Facility subject to final contract negotiations. In 2000, the Utah DOC declined to pursue this project, therefore our service capacity was reduced accordingly.

 (10) Average occupancy is based on monthly contracted service capacity data of residential facilities in operation. Since certain facilities have service capacities that exceed contracted capacities, occupancy percentages can exceed 100% of contracted capacity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read together with the "Selected Consolidated Financial Data" and the historical financial statements and related notes contained in our 2000 Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q for the first three quarters of 2001, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

GENERAL

    We are a leading provider of privatized correctional, treatment and educational services outsourced by federal, state and local government agencies. We provide a diversified portfolio of services for adults and juveniles through our three operating divisions: (1) adult secure institutional services;
(2) juvenile treatment, educational and detention services and (3) pre-release correctional and treatment services. As of October 15, 2001, we had contracts to operate 69 facilities with a total service capacity of 15,241. Our facilities are located in 13 states and the District of Columbia.

    From 1994 to 1999 we completed eight acquisitions. Our acquisitions have generally targeted companies that assist us in penetrating new markets, diversifying our revenues and establishing a nationally recognized presence. To fulfill this strategy, we have acquired companies that have a reputation for high quality in the corrections and treatment industry.

    We derive substantially all our revenues from providing corrections, treatment and educational services outsourced by federal, state and local government agencies in the United States. Revenues for our services are generally recognized on a per diem rate based upon the number of occupant days or hours served for the period, on a take-or-pay basis or on a cost-plus reimbursement basis.

    Although we have experienced higher operating margins in our adult secure institutional and pre-release divisions as compared to the juvenile division, our operating margins generally vary from facility to facility based on whether the facility is owned or leased, the level of competition for the contract award, the proposed length of the contract, the occupancy levels for a facility, the level of capital commitment required with respect to a facility, the anticipated changes in operating costs over the term of the contract, and our ability to increase contract revenues. We have and expect to experience interim period operating margin differences due to the number of calendar days in the period, higher payroll taxes in the first half of the year, and salary and wage increases that are incurred prior to certain contract revenue increases.

    We are responsible for all facility operating expenses, except for certain debt service and lease payments with respect to facilities for which we have only a management contract (11 facilities in operation at October 15, 2001).

    A majority of our facility operating expenses consist of fixed costs. These fixed costs include lease and rental expense, insurance, utilities and depreciation. As a result, when we commence operation of new or expanded facilities, fixed operating expenses increase. The amount of our variable operating expenses, including food, medical services, supplies and clothing, depend on occupancy levels at the facilities operated by us. Our largest single operating expense, facility payroll expense and related employment taxes and costs, has both a fixed and a variable component. We can adjust the staffing levels and the related payroll expense to a certain extent based on occupancy at a facility, but a minimum fixed number of employees is required to operate and maintain any facility regardless of occupancy levels. Personnel costs are subject to increase in tightening labor markets based on local economic and other conditions.

    As a result of the 2001 Sale and Leaseback Transaction on August 14, 2001, our operating expenses will increase due to the associated facility rental expense to be recognized of approximately $17.6 million annually. This additional rental expense will be largely offset by a reduction to interest expense due to the repayment of long-term debt, and a reduction to depreciation and amortization expense due to the sale of the 11 facilities.

    Following a contract award, we incur pre-opening and start-up expenses including payroll, benefits, training and other operating costs prior to opening a new or expanded facility and during the period of operation while occupancy is ramping up. These costs vary by contract. Since pre-opening and start-up costs are factored into the revenue per diem rate that is charged to the contracting agency, we typically expect to recover these upfront costs over the life of the contract. Because occupancy rates during a facility's start-up phase typically result in capacity under-utilization for at least 90 to 180 days, we may incur additional post-opening start-up costs. We do not anticipate post-opening start-up costs at facilities operating under any future contracts with the Federal Bureau of Prisons, or FBOP, because these contracts are currently take-or-pay, meaning that the FBOP will pay us at least 95% of the contractual monthly revenue regardless of actual occupancy.

    Newly opened facilities are staffed according to contract requirements when we begin receiving offenders or clients. Offenders or clients are typically assigned to a newly opened facility on a phased-in basis over a one- to three-month period, although certain programs require a longer time period to reach break-even occupancy levels. We incur start-up operating losses at new facilities until break-even occupancy levels are reached. Although we typically recover these upfront costs over the life of the contract, quarterly results can be substantially affected by the timing of the commencement of operations as well as development and construction of new facilities.

    General and administrative expenses consist primarily of salaries of our corporate and administrative personnel who provide senior management, finance, accounting, human resources, payroll, information systems and other services and costs of business development.

    We continually review the performance of our portfolio of contracts and, if we determine that a contract will not be able to meet the required level of financial performance, we will seek to remove that contract from our portfolio.

    For the nine months ended September 30, 2001 and for the years ended December 31, 2000, 1999 and 1998, 18.7%, 18.5%, 19.8% and 20.1%, respectively, of our consolidated revenues were derived from multiple contracts with the FBOP.

RESULTS OF OPERATIONS

    Our historical operating results reflect a significant expansion of our business. Material fluctuations in our results of operations are principally the result of the timing and effect of acquisitions, the level of new contract development activity conducted by us, occupancy rates at company-operated facilities and extraordinary and non-recurring charges. We have accounted for our acquisitions using the purchase method of accounting, whereby we have reported the operating results of the acquired businesses in our operating results since the date of acquisition.

    The following table sets forth for the periods indicated the percentage of revenues represented by certain items in our historical consolidated statements of operations:

                                                                                                     NINE MONTHS
                                                                                                        ENDED
                                                            YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                      ------------------------------------      ----------------------
                                                        1998          1999          2000          2000          2001
                                                      --------      --------      --------      --------      --------
Revenues............................................   100.0%        100.0%        100.0%        100.0%        100.0%
Operating expenses..................................    80.2          76.8          77.6          77.6          80.0
Pre-opening and start-up expenses...................      --           1.7           1.0           0.5           2.0
Depreciation and amortization.......................     3.4           3.3           3.2           3.2           2.9
General and administrative expenses.................     6.2           5.6           5.3           5.4           5.8
                                                       -----         -----         -----         -----         -----
Income from operations..............................    10.2          12.6          12.9          13.3           9.3
Interest expense, net...............................     2.0           4.8           6.9           7.0           5.7
                                                       -----         -----         -----         -----         -----
Income before income taxes, extraordinary charge and
  cumulative effect of change in accounting
  principle.........................................     8.2           7.8           6.0           6.3           3.6
                                                       -----         -----         -----         -----         -----
Provision for income taxes..........................     3.3           3.1           2.5           2.6           1.5
                                                       -----         -----         -----         -----         -----
Income before extraordinary charge and cumulative
  effect of change in accounting principle..........     4.9%          4.7%          3.5%          3.7%          2.1%
                                                       =====         =====         =====         =====         =====

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE MONTHS ENDED
  SEPTEMBER 30, 2000

    REVENUES. Revenues increased 17.8% to $195.1 million for the nine months ended September 30, 2001 from $165.6 million for the nine months ended September 30, 2000.

    Adult secure institutional division revenues increased 13.4% to $74.8 million for the nine months ended September 30, 2001 from $65.9 million for the nine months ended September 30, 2000 due principally to (1) the final 550 bed expansion of the D. Ray James Prison which began housing inmates late in the first quarter of 2000 and reached a full occupancy level late in the second quarter of 2000, (2) per diem rate increases realized in 2001, (3) the commencement of a management contract at the Valencia County Detention Center in the fourth quarter of 2000 and (4) increased occupancy at the Great Plains Correctional Facility as compared to the nine months ended September 30, 2000. The increase in revenue was offset, in part, by a reduction in occupancy at the Santa Fe County Detention Center. Our contract to manage the Santa Fe County Detention Center expired effective September 30, 2001. There were no revenues attributable to start-up operations for the nine months ended September 30, 2001. Revenues attributable to start-up operations for the nine months ended September 30, 2000 were $44,000 and related to the expansion of the D. Ray James Prison. Average occupancy, excluding start-up operations in 2000, was 96.7% for the nine months ended September 30, 2001 compared to 97.3% for the nine months ended September 30, 2000.

    Juvenile division revenues increased 32.1% to $83.6 million for the nine months ended September 30, 2001 from $63.3 million for the nine months ended September 30, 2000 principally due to (1) the opening of the New Morgan Academy in the fourth quarter of 2000, (2) the commencement of a management contract at the Alexander Youth Center in the third quarter of 2001, (3) the opening of the William Penn Harrisburg Alternative School in the third quarter of 2001,
(4) increased occupancy at the Cornell Abraxas Center for Adolescent Females, or ACAF, due to a facility expansion and (5) increased occupancy at various facilities including the Griffin Juvenile facility. Revenues attributable to start-up operations were $2.8 million for the nine months ended September 30, 2001 and related to the operations of the New Morgan Academy and the expansion of ACAF. There were no revenues attributable to start-up operations for the nine months ended September 30, 2000. Average occupancy, excluding start-up operations in 2001, was 91.5% for the nine months ended September 30, 2001 compared to 90.6% for the nine months ended September 30, 2000.

    Pre-release division revenues increased 0.9% to $36.7 million for the nine months ended September 30, 2001 from $36.4 million for the nine months ended September 30, 2000 due to increased average occupancy at various facilities offset by a reduction in revenue due to the terminations of the Durham Treatment Center and San Diego Center contracts as of June 30, 2001 and January 31, 2001, respectively. Average occupancy was 97.6% for the nine months ended
September 30, 2001 compared to 93.8% for the nine months ended September 30, 2000.

    OPERATING EXPENSES. Operating expenses increased 21.4% to $156.1 million for the nine months ended September 30, 2001 from $128.6 million for the nine months ended September 30, 2000.

    Adult secure institutional division operating expenses increased 21.3% to $58.0 million for the nine months ended September 30, 2001 from $47.9 million for the nine months ended September 30, 2000 due principally to (1) the final 550 bed expansion of the D. Ray James Prison which began housing inmates late in the first quarter of 2000 and reached a full occupancy level late in the second quarter of 2000, (2) increased personnel costs due to contractual wage increases at the Big Spring Complex associated with receiving an increase in our revenue per diem, (3) the commencement of a management contract at the Valencia County Detention Center in the fourth quarter of 2000, (4) increased operating expenses at the Great Plains Correctional Facility due to increased occupancy as compared to the nine months ended September 30, 2000 and (5) increased facility rent expense as a result of the 2001 Sale and Leaseback Transaction. As a percentage of revenues, excluding start-up operations in 2000, adult secure institutional division operating expenses were 77.6% for the nine months ended September 30, 2001 compared to 72.6% for the nine months ended September 30, 2000. The decline in the 2001 operating margin was due to (1) increased personnel and employee retention costs, inmate medical and utility costs, (2) increased facility rent expense as a result of the 2001 Sale and Leaseback Transaction and (3) the reduction in occupancy at the Santa Fe County Detention Center.

    Juvenile division operating expenses increased 30.0% to $68.6 million for the nine months ended September 30, 2001 from $53.7 million for the nine months ended September 30, 2000. The increase in operating expenses was principally due to (1) the opening of the New Morgan Academy in the fourth quarter of 2000,
(2) the commencement of a management contract at the Alexander Youth Center in the third quarter of 2001, (3) the opening of the William Penn Harrisburg Alternative School in the third quarter of 2001, (4) increased facility rent expense as a result of the 2001 Sale and Leaseback Transaction, (5) increased operating expenses at ACAF due to a facility expansion and (6) increased average occupancy at various facilities including the Griffin Juvenile Facility. As a percentage of revenues, excluding start-up operations, juvenile division operating expenses were 81.4% for the nine months ended September 30, 2001 compared to 85.0% for the nine months ended September 30, 2000. The 2001 operating margin was impacted favorably due to the results of the New Morgan Academy, the Alexander Youth Center and the William Penn Harrisburg Alternative School, offset by increased personnel and employee retention costs, utility costs and facility rent expense as a result of the 2001 Sale and Leaseback Transaction.

    Pre-release division operating expenses increased 8.2% to $29.3 million for the nine months ended September 30, 2001 from $27.0 million for the nine months ended September 30, 2000 due to increased facility rent expense as a result of the 2001 Sale and Leaseback Transaction offset, in part, by a reduction to operating expenses due to our terminations of the Durham Treatment Center and San Diego Center contracts. As a percentage of revenue, pre-release division operating expenses were 79.7% for the nine months ended September 30, 2001 compared to 74.4% for the nine months ended September 30, 2000. The decline in the 2001 operating margin was principally due to increased personnel and employee retention costs, utility costs and increased facility rent expense as a result of the 2001 Sale and Leaseback Transaction and due to our termination of the San Diego Center contract in January 2001.

    PRE-OPENING AND START-UP EXPENSES. Pre-opening and start-up expenses were $3.9 million for the nine months ended September 30, 2001 and were attributable to the start-up activities of the New Morgan Academy and the expansion of ACAF. Pre-opening and start-up expenses were $838,000 for the nine months ended September 30, 2000 and were attributable to the start-up activities of the final 550 bed expansion at the D. Ray James Prison in the first quarter of 2000, the New Morgan Academy and the Moshannon Valley Detention Center.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 8.2% to $5.7 million for the nine months ended September 30, 2001 from $5.3 million for the nine months ended September 30, 2000 due to (1) the completion of a 150 bed expansion at the Big Spring Complex completed in the first quarter of 2001,
(2) the purchase and renovation of a building for the expansion of ACAF,
(3) depreciation of furniture and equipment purchased for the New Morgan Academy, (4) the write-off of leasehold improvements for the Durham Treatment Center due to its contract termination and (5) various facility improvements and furniture and equipment purchases. Depreciation expense was reduced as a result of the sale of 11 of our facilities in the 2001 Sale and Leaseback Transaction.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $11.4 million for the nine months ended September 30, 2001 from $9.0 million for the nine months ended September 30, 2000. Included in general and administrative expense for the nine months ended September 30, 2001 was a non-recurring charge of $660,000 related to the write-off of deferred acquisition costs associated with the Fort Greeley, Alaska project. The remaining increase in general and administrative expenses resulted primarily from retention and incentive bonus costs, costs for additional personnel providing public affairs and business development services, certain consulting and legal costs and other administrative infrastructure costs. Excluding the $660,000 charge in the 2001 period, general and administrative expenses were 5.5% and 5.4% of revenues for the nine months ended September 30, 2001 and 2000, respectively.

    INTEREST. Interest expense, net of interest income, decreased to $11.1 million for the nine months ended September 30, 2001 from $11.6 million for the nine months ended September 30, 2000 due principally to the August 14, 2001 repayment of $120.0 million of senior debt with a portion of the proceeds from the 2001 Sale and Leaseback Transaction. For the nine months ended September 30, 2001, interest expense included a non-recurring charge of $818,000 to write-off a portion of unamortized deferred debt issuance costs related to the senior credit facility as a result of the repayment of all outstanding borrowings and the associated reduction of the credit commitment. For the nine months ended September 30, 2001, we capitalized interest of approximately $69,000 related to facility expansions. There was no interest capitalized for the nine months ended September 30, 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    REVENUES. Revenues increased 27.7% to $226.1 million for the year ended December 31, 2000 from $177.0 million for the year ended December 31, 1999.

    Adult secure institutional division revenues increased 19.9% to $91.2 million for the year ended December 31, 2000 from $76.0 million for the year ended December 31, 1999 due principally to (1) the final 550 bed expansion of the D. Ray James Prison which began housing inmates late in the first quarter of 2000 and reached a full occupancy level late in the second quarter of 2000,
(2) the opening of the additional 450 bed second phase of the D. Ray James Prison in the first quarter of 1999, (3) expansions at the Big Spring Complex completed in the fourth quarter of 1999 and the first quarter of 2000 and
(4) the opening of the Valencia County Detention Center in the fourth quarter of 2000. These revenue increases were offset, in part, by reductions in occupancy at certain facilities including a temporary reduction at the Great Plains Correctional Facility. As of December 31, 2000, occupancy at these facilities had returned to normal occupancy levels. Additionally, during the fourth quarter of 2000, we entered into a license agreement with our construction contractor that conveyed certain rights to the design of an adult secure institution. A non-recurring license agreement payment of $950,000 was recognized as revenue by us. We have not licensed such designs in prior years and do not expect to generate significant revenues from such activity in future periods. Revenues attributable to start-up operations were approximately $44,000 and $866,000 for the years ended December 31, 2000 and 1999, respectively, and related primarily to the D. Ray James Prison expansions.

    Juvenile division revenues increased 28.2% to $86.0 million for the year ended December 31, 2000 from $67.1 million for the year ended December 31, 1999 due to (1) the operations of the juvenile facilities and programs acquired from Interventions--Illinois in November 1999, (2) increased occupancy at the Cornell Abraxas I facility due to a facility expansion completed in the fourth quarter of 1999, (3) the opening of the Cornell Abraxas Youth Center late in the first quarter of 1999, (4) increased occupancy at certain facilities including the Santa Fe County Juvenile Detention Facility and the Griffin Juvenile Facility,
(5) the opening of the New Morgan Academy in the fourth quarter of 2000, and
(6) the addition of various new programs during 1999 including two new non-residential mental health programs and one new residential mental health program in Pennsylvania. Revenues attributable to start-up operations were $1.2 million and $432,000, for the years ended December 31, 2000 and 1999, respectively. For the year ended December 31, 2000, revenues attributable to start-up operations related primarily to the New Morgan Academy. For the year ended December 31, 1999 revenues attributable to start-up operations related to the opening of two new residential facilities and three new non-residential programs.

    Pre-release division revenues increased 44.4% to $48.9 million for the year ended December 31, 2000 from $33.8 million for the year ended December 31, 1999 due principally to (1) the operations of the pre-release facilities and programs acquired from Interventions--Illinois in November 1999, (2) the opening of a new facility in Nome, Alaska late in the third quarter of 1999, and (3) increased occupancy at various facilities including the Leidel Comprehensive Sanctions Center, the Reid Community Correctional Center and the Dallas County Judicial Treatment Center. Revenues attributable to start-up operations were $0 and $122,000 for the years ended December 31, 2000 and 1999, respectively. Revenues attributable to start-up operations for the year ended December 31, 1999 related to the new facility in Nome, Alaska.

    OPERATING EXPENSES. Operating expenses increased 29.1% to $175.4 million for the year ended December 31, 2000 from $135.9 million for the year ended December 31, 1999. For the years ended December 31, 2000 and 1999, operating expenses included approximately $3.9 million and $308,000, respectively, of rent expense resulting from the sale and leaseback of certain owned furniture and equipment during the fourth quarter of 1999. This operating rent expense was largely offset by a reduction of depreciation and interest expense.

    Adult secure institutional division operating expenses increased 23.8% to $68.2 million for the year ended December 31, 2000 from $55.1 million for the year ended December 31, 1999 due principally to (1) the final 550 bed expansion of the D. Ray James Prison, which began housing inmates late in the first quarter of 2000 and reached a full occupancy level late in the second quarter of 2000, (2) the opening of the additional 450 bed second phase of the D. Ray James Prison in the first quarter of 1999, (3) increased occupancy at the Big Spring Complex due to expansions completed in the fourth quarter of 1999 and the first quarter of 2000, and (4) the opening of the Valencia County Detention Center in the fourth quarter of 2000. As a percentage of adult secure institutional division revenues, excluding start-up operations and the $950,000 license agreement revenue, adult secure institutional division operating expenses were 75.0% for the year ended December 31, 2000 compared to 70.1% for the year ended December 31, 1999. The 2000 operating margin was impacted unfavorably due to
(1) the sale and leaseback of certain owned furniture and equipment during the fourth quarter of 1999, (2) a reduction in occupancy at the Great Plains Correctional Facility offset, in part, by the expansion of the D. Ray James Prison, (3) a $1.2 million bad debt provision related to a Santa Fe County Adult Detention Facility contract dispute and (4) a reduction to operating expenses during the year ended

December 31, 1999 of $1.0 million at the Santa Fe County Adult Detention Facility resulting from a cost sharing agreement with our construction contractor.

    Juvenile division operating expenses increased 28.2% to $73.9 million for the year ended December 31, 2000 from $57.6 million for the year ended
December 31, 1999. The increase in operating expenses was due to (1) the juvenile facilities and programs acquired from Interventions--Illinois in November 1999, (2) increased occupancy at the Cornell Abraxas I facility due to a facility expansion completed in the fourth quarter of 1999, (3) the opening of the Cornell Abraxas Youth Center late in the first quarter of 1999,
(4) increased occupancy at certain facilities including the Santa Fe County Juvenile Detention Facility and the Griffin Juvenile Facility, (5) the opening of the New Morgan Academy in the fourth quarter of 2000, and (6) the addition of various programs including two new non-residential mental health programs and one residential mental health facility in Pennsylvania. As a percentage of juvenile division revenues, excluding start-up operations, juvenile division operating expenses were 85.1% for the year ended December 31, 2000 compared to 85.3% for the year ended December 31, 1999. The improved operating margin for the year ended December 31, 2000 compared to the year ended December 31, 1999 was due principally to the higher occupancy levels and revenue of certain facilities including Cornell Abraxas I, the Cornell Abraxas Youth Center, the Griffin Juvenile Facility and the Santa Fe County Juvenile Detention Facility. These operating margin improvements were offset, in part, by a margin reduction due to the sale and leaseback of certain owned furniture and equipment during the fourth quarter of 1999.

    Pre-release division operating expenses increased 39.0% to $36.0 million for the year ended December 31, 2000 from $25.9 million for the year ended
December 31, 1999 due principally to (1) the pre-release facilities and programs acquired from Interventions--Illinois in November 1999, (2) the opening of a new facility in Nome, Alaska late in the third quarter of 1999 and (3) increased occupancy at various facilities including the Leidel Comprehensive Sanctions Center, the Reid Community Correctional Center and the Dallas County Judicial Treatment Center. As a percentage of pre-release division revenues, excluding start-up operations, pre-release division operating expenses were 73.6% for the year ended December 31, 2000 compared to 75.4% for the year ended December 31, 1999. The improved operating margin for the year ended December 31, 2000 compared to the year ended December 31, 1999 was due principally to higher occupancy and revenues at certain facilities. These operating margin improvements were offset, in part, by margin reductions due to the sale and leaseback of certain owned furniture and equipment during the fourth quarter of 1999.

    PRE-OPENING AND START-UP EXPENSES. Pre-opening and start-up expenses were $2.3 million for the year ended December 31, 2000 and were primarily attributable to the pre-opening and start-up activities of the New Morgan Academy which opened in the fourth quarter of 2000 and the final 550 bed expansion at the D. Ray James Prison in the first quarter of 2000. Pre-opening and start-up expenses were $2.9 million for the year ended December 31, 1999 and were attributable to the pre-opening and start-up activities of the additional 450 beds in the D. Ray James Prison, the Cornell Abraxas Youth Center during the first quarter of 1999 and other new juvenile programs in Pennsylvania and a new pre-release facility in Alaska. Revenues associated with start-up operations were $1.3 million and $1.5 million for the years ended December 31, 2000 and 1999, respectively.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 21.1% to $7.3 million for the year ended December 31, 2000 from $6.0 million for the year ended December 31, 1999 due to (1) depreciation of buildings, furniture and equipment and amortization of non-compete agreements related to the acquisition of Interventions--Illinois in November 1999, (2) the completion of the expansions at the Big Spring Complex, (3) the completion of the additional 450 bed expansion in the first quarter of 1999 and the final 550 bed expansion in the first quarter of 2000 at the D. Ray James Prison and (4) various facility expansions. These increases were partially offset due to the sale and leaseback of certain owned furniture and equipment during the fourth quarter of 1999 and due to our change in the estimated useful lives of certain adult secure institutions effective July 1, 1999.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 21.1% to $12.0 million for the year ended December 31, 2000 from $9.9 million for the year ended December 31, 1999. The increase in general and administrative expenses resulted principally from the centralization of certain administrative functions and increases in public relations efforts and information technology infrastructure. Additionally, for the years ended December 31, 2000 and 1999, general and administrative expenses included approximately $820,000 and $93,000, respectively, of rent expense resulting from the sale and leaseback of certain owned furniture and equipment during the fourth quarter of 1999. This rent expense was largely offset by a reduction of depreciation and interest expense. Excluding the rent expense resulting from the 1999 sale and leaseback of certain furniture and equipment, general and administrative expenses for the year ended December 31, 2000 increased 13.9% compared to the year ended December 31, 1999.

    INTEREST. Interest expense, net of interest income, increased to $15.6 million for the year ended December 31, 2000 from $8.4 million for the year ended December 31, 1999 due principally to (1) increased borrowings to fund the acquisition of Interventions--Illinois in November 1999, various facility expansions and the associated increases in working capital and (2) increases in base interest rates and our interest rate margin on our senior credit facility. Capitalized interest for the year ended December 31, 2000 was $40,000 and related to an expansion at the Big Spring Complex. During the year ended December 31, 1999, we capitalized interest totaling $1.2 million related principally to costs for construction of the D. Ray James Prison.

    INCOME TAXES. For the year ended December 31, 2000 and 1999, we recognized a provision for income taxes at an estimated effective rate of 41% and 40%, respectively. The increase in the estimated effective tax rate for the year ended December 31, 2000 as compared to the year ended December 31, 1999 was due primarily to increased taxable income in certain higher taxing states.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    REVENUES. Revenues increased 43.7% to $177.0 million for the year ended December 31, 1999 from $123.1 million for the year ended December 31, 1998.

    Adult secure institutional division revenues increased 44.4% to $76.0 million for the year ended December 31, 1999 from $52.6 million for the year ended December 31, 1998 due principally to (1) the opening of the 560 bed expansion unit at the Big Spring Complex in the fourth quarter of 1998 and additional Big Spring Complex expansions during the fourth quarter of 1999,
(2) the opening of the 550 initial beds in the D. Ray James Prison in the fourth quarter of 1998 and an additional 450 beds in the first quarter of 1999 and
(3) the opening of the 661 bed Santa Fe County Adult Detention Facility in the third quarter of 1998. Revenues attributable to start-up operations for the Big Spring Complex and D. Ray James Prison expansions were approximately $866,000 for the year ended December 31, 1999.

    Juvenile division revenues increased 42.7% to $67.1 million for the year ended December 31, 1999 from $47.0 million for the year ended December 31, 1998 due to (1) the opening of the Santa Fe County Juvenile Detention Facility in the third quarter of 1998, (2) increased occupancy at the Cornell Abraxas I and Cornell Abraxas of Ohio facilities due to facility expansions completed in the third quarter of 1998, (3) the opening of the Danville Center for Adolescent Females in the second quarter of 1998 and the Cornell Abraxas Youth Center late in the first quarter of 1999, (4) the acquisition of Interventions-Illinois during the fourth quarter of 1999, (5) increased occupancy at the Campbell Griffin Facility in San Antonio, Texas and (6) the addition of various new programs including two new non-residential mental health programs in Pennsylvania. Revenues attributable to start-up operations were approximately $432,000 for the year ended December 31, 1999.

    Pre-release division revenues increased 44.2% to $33.8 million for the year ended December 31, 1999 from $23.5 million for the year ended December 31, 1998 due principally to a full year of operations of five pre-release centers in Alaska acquired in August 1998 and the acquisition of Interventions-Illinois during the fourth quarter of 1999. Revenues attributable to start-up operations were approximately $122,000 for the year ended December 31, 1999 and related to a new facility in Alaska.

    OPERATING EXPENSES. Operating expenses increased 37.6% to $135.9 million for the year ended December 31, 1999 from $98.7 million for the year ended December 31, 1998.

    Adult secure institutional division operating expenses increased 45.8% to $55.1 million for the year ended December 31, 1999 from $37.8 million for the year ended December 31, 1998 due principally to (1) the opening of the 560 bed expansion unit at the Big Spring Complex in the fourth quarter of 1998 and additional Big Spring Complex expansions during the fourth quarter of 1999,
(2) the opening of the 550 initial beds at the D. Ray James Prison in the fourth quarter of 1998 and an additional 450 beds in the first quarter of 1999 and
(3) the opening of the 661 bed Santa Fe County Adult Detention Facility in the third quarter of 1998. As a percentage of adult secure institutional division revenues, excluding start-up operations, adult secure institutional division operating expenses were 70.1% for the year ended December 31, 1999 compared to 71.9% for the year ended December 31, 1998. The improved operating margin was due principally to a greater mix of owned versus leased facilities and a reduction to operating expenses of $1.0 million at the Santa Fe County Adult Detention Facility resulting from a cost-sharing agreement with our construction contractor.

    Juvenile division operating expenses increased 39.8% to $57.6 million for the year ended December 31, 1999 from $41.2 million for the year ended
December 31, 1998. The increase in operating expenses was due to (1) the Santa Fe County Juvenile Detention Facility which began operations late in the third quarter of 1998, (2) increased occupancy at the Cornell Abraxas I and Cornell Abraxas of Ohio facilities due to facility expansions completed in the third quarter of 1998, (3) the Cornell Abraxas Youth Center which began operations late in the first quarter of 1999 and the Danville Center for Adolescent Females which began operations in the second quarter of 1998, (4) the acquisition of Interventions-Illinois during the fourth quarter of 1999, (5) increased occupancy at the Campbell Griffin Facility in San Antonio, Texas and (6) the addition of new programs including two new non-residential mental health programs in Pennsylvania. As a percentage of juvenile division revenues, excluding start-up operations, operating expenses were 85.3% for the year ended December 31, 1999 compared to 87.7% for the year ended December 31, 1998. The improved operating margin was due principally to improved results from certain expanded residential facilities.

    Pre-release division operating expenses increased 38.5% to $25.9 million for the year ended December 31, 1999 from $18.7 million for the year ended
December 31, 1998 due principally to the acquisition of five pre-release centers in Alaska in August 1998 and the acquisition of Interventions-Illinois during the fourth quarter of 1999. As a percentage of pre-release division revenues, excluding start up operations, operating expenses were 75.4% for the year ended December 31, 1999 compared to 79.8% for the year ended December 31, 1998. The improved operating margin was due principally to a greater mix of owned versus leased facilities, including four owned facilities in Alaska.

    PRE-OPENING AND START-UP EXPENSES. Pre-opening and start-up expenses were $2.9 million for the year ended December 31, 1999 and were primarily attributable to the pre-opening and start-up activities of the additional 450 beds during the first and second quarters of 1999 at the D. Ray James Prison, the Cornell Abraxas Youth Center during the first quarter of 1999 and other new juvenile programs in Pennsylvania and a new pre-release facility in Alaska.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 42.1% to $6.0 million for the year ended December 31, 1999 from $4.2 million for the year ended December 31, 1998 due to

(1) depreciation of buildings and equipment acquired in Alaska in August 1998,
(2) the opening of the 560 bed expansion unit at the Big Spring Complex in the fourth quarter of 1998 and additional Big Spring Complex expansions during 1999,
(3) the phase-in of 1,550 beds in the D. Ray James Prison from the fourth quarter of 1998 through the fourth quarter of 1999 and (4) various facility expansions and related equipment. Effective July 1, 1999, the lease term for the three original Big Spring Complex units was extended from an average of 35 years to 50 years. At this date, management revised its estimated useful lives of the Big Spring Complex and two other adult secure institutions to 50 years. The effect of this change reduced building depreciation and prepaid facility use amortization by approximately $300,000 for the year ended
December 31, 1999.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 31.0% to $9.9 million for the year ended December 31, 1999 from $7.6 million for the year ended December 31, 1998. The increase in general and administrative expenses resulted principally from additional corporate executive, business development and administrative personnel, overhead and travel to manage our increased business and for the development of new contracts.

    INTEREST. Interest expense, net of interest income, increased to $8.4 million for the year ended December 31, 1999 from $2.5 million for the year ended December 31, 1998 due principally to increased borrowings to finance
(1) the acquisition of the Alaskan assets in August 1998, (2) construction costs of new facilities and expansions including the 560 bed Big Spring Complex expansion unit in 1998, additional Big Spring Complex expansions in 1999 and the 1,550 bed D. Ray James Prison and (3) the acquisition of Interventions-Illinois in the fourth quarter of 1999. For the year ended December 31, 1999, we capitalized interest totaling $1.2 million related principally to costs for construction of the D. Ray James Prison expansions and other facility expansions.

    INCOME TAXES. For the years ended December 31, 1999 and 1998, we recognized a provision for income taxes at an estimated effective rate of 40%.

    ACCOUNTING CHANGE. In January 1999, we adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," or SOP 98-5, and recorded a net-of-tax charge of approximately $3.0 million for the cumulative effect of a change in accounting principle. As a result of our adoption of SOP 98-5, we began to expense pre-opening and start-up costs as incurred.

LIQUIDITY AND CAPITAL RESOURCES

    GENERAL

    Our primary capital requirements are for (1) construction of new facilities,
(2) expansions of existing facilities, (3) working capital, (4) pre-opening and start-up costs related to new operating contracts, (5) acquisitions,
(6) information systems hardware and software and (7) furniture, fixtures and equipment. Working capital requirements generally increase immediately prior to us commencing management of a new facility as we incur pre-opening and start-up costs and purchase necessary equipment and supplies before contractual facility management revenue is realized.

    OUTSTANDING PROPOSALS AND BIDS

    As of October 15, 2001, we were involved in numerous proposal processes across of all our service lines, the most significant proposals of which were submitted to the FBOP for contracts for four awards with an aggregate capacity of 6,000 beds. In addition, the FBOP has published a notice for a fifth contract for 1,500 beds, but has not yet solicited proposals for this contract. Each of these proposals is for a take-or-pay contract, providing a minimum level of guaranteed revenues. The nature of the written proposal process is dynamic and, at any given date, the number of new projects and the aggregate offender capacity for which written proposals have been submitted can increase or decrease significantly based upon when written proposals are submitted and when responses to these proposals are received.

    2001 SALE AND LEASEBACK TRANSACTION

    On August 14, 2001, we completed the 2001 Sale and Leaseback Transaction. We sold the facilities to MCF, and are leasing them back for an initial period of 20 years, with approximately 25 years of additional renewal period options. MCF is a special-purpose entity.

    We received $173.0 million of proceeds from the sale of the facilities. We used $120.0 million of the proceeds to repay our long-term senior debt and invested the remaining proceeds of $53.0 million in short-term securities. As a result, we now have an undrawn $45.0 million revolving line of credit. The gain on sale of the facilities of approximately $7.5 million was deferred and is being amortized over the initial lease term as a reduction to facility rental expense.

    Our lease payment obligations are fixed for the initial 20-year lease period. The cash rental payments due under the initial lease term are largely due in the first 15 years of the lease term, therefore we will be capitalizing a portion of the rental payments as prepaid rent during the first 15 years of the lease term and amortizing the aggregate lease payments over the 20-year lease term on a straight-line basis.

    The straight-line rental expense for the 2001 Sale and Leaseback Transaction will be approximately $17.6 million annually. The future minimum lease cash payments are as follows (in thousands):

Three months ended December 31, 2001........................  $  6,134
Year ended December 31:
  2002......................................................    24,862
  2003......................................................    25,116
  2004......................................................    25,138
  2005......................................................    25,101
Thereafter (2006 through 2021)..............................   249,725
                                                              --------
Total.......................................................  $356,076
                                                              ========

    LONG-TERM CREDIT FACILITIES

    On August 14, 2001, we repaid $70.0 million outstanding under our revolving line of credit with a portion of the proceeds from the 2001 Sale and Leaseback Transaction. In connection with the repayment, we amended our senior credit facility, which now provides for borrowings of up to $45.0 million under a revolving line of credit. The commitment amount is reduced by $1.6 million quarterly beginning in July 2002. The senior credit facility matures in July 2005 and bears interest, at our election, at either the prime rate plus a margin of 2.0%, or a rate which is 3.0% above the applicable LIBOR rate. The senior credit facility is secured by substantially all of the our assets, including the stock of all of our subsidiaries; does not permit the payment of cash dividends; and requires us to comply with certain leverage, net worth and debt service coverage covenants.

    Additionally, the senior credit facility provides us with the ability to enter into operating lease agreements for the acquisition or development of operating facilities. This lease financing arrangement provides for funding to the lessor under the operating leases of up to $100.0 million, of which approximately $49.4 million had been utilized as of September 30, 2001. We expect to utilize the remaining capacity under this lease financing arrangement to complete construction of the Moshannon Valley Correctional Center. The leases under this arrangement have a term of five years, include purchase and renewal options, and provide for residual value guarantees for each lease which average 81.4% of the total cost and would be due by us upon termination of the leases. Upon termination of a lease, we could either exercise a purchase option or the facilities could be sold to a third party. We believe the fair value of the leased facilities will equal or exceed the residual guaranteed amounts. Lease payments under the lease financing arrangement are variable and are adjusted for changes in interest rates.

    On August 14, 2001, we repaid the $50.0 million of outstanding 7.74% senior secured notes with a portion of the proceeds from the 2001 Sale and Leaseback Transaction.

    We have outstanding $38.4 million, net of discount, of our 12.875% subordinated notes issued in July 2000. Our subordinated notes have a seven-year term maturing in July 2007, are interest-only payable quarterly at a fixed annual rate of 12.875%, and contain certain financial covenants. We intend to use a portion of the proceeds received by us in this offering to repay the outstanding $39.4 million of these subordinated notes and a prepayment fee of approximately $800,000. Our senior credit facility requires that a majority of the lenders under that facility approve the prepayment of the subordinated notes.

    NEW FACILITIES AND PROJECTS UNDER CONSTRUCTION

    The New Morgan Academy was completed and became operational in two phases during the fourth quarter of 2000 and the first quarter of 2001.

    In April 1999, we were awarded a contract to design, build and operate a 1,095 bed prison for the FBOP in Moshannon Valley, Pennsylvania. Construction and activation activities commenced immediately. In June 1999, the FBOP issued a Stop-Work Order pending a re-evaluation of their environmental documentation supporting the decision to award the contract. The environmental study was completed with a finding of no significant impact. The Stop-Work Order was lifted by the FBOP on August 9, 2001. We anticipate that construction will be resumed in the near-term pending a re-negotiation of the originally awarded contract.

    At September 30, 2001, accounts receivable include costs totaling
$1.4 million for direct costs incurred by us since June 1999 for payroll and other operating costs related to the Moshannon Valley Correctional Center since the issuance of the Stop-Work Order. These costs were incurred at the direction of the FBOP with the understanding that such costs would be reimbursed. Although no formal written agreement exists, we believe that these costs will be reimbursed by the FBOP in the near term. In the event any portion of these costs are not reimbursed, such costs will be expensed.

    Development and construction costs for the New Morgan Academy and the Moshannon Valley Correctional Center have been financed with our lease financing arrangement discussed under "--Long-Term Credit Facilities."

    CAPITAL EXPENDITURES

    Capital expenditures for the nine months ended September 30, 2001 were $7.7 million and related primarily to (1) a 150 bed expansion at the Big Spring Complex, (2) the purchase and renovation of a building and related furniture and equipment purchases for an expansion of ACAF, (3) purchases of furniture and equipment for the New Morgan Academy and (4) various facility improvements and furniture and equipment purchases.

    We believe that the remaining net proceeds from this offering, the excess cash proceeds from the 2001 Sale and Leaseback Transaction and cash flows generated from operations, together with the credit available under the senior credit facility and the operating lease capacity thereunder, will provide sufficient liquidity to meet our committed capital and working capital requirements for currently awarded and certain potential future contracts. To the extent our cash and current financing arrangements do not provide sufficient financing to fund construction costs related to future adult secure institutional contract awards or significant expansions, we anticipate obtaining additional sources of financing to fund such activities. However, we cannot assure you that such financing will be available, or will be available on terms favorable to us.

INFLATION

    Other than personnel and inmate medical costs at certain facilities during 2000 and early 2001, we believe that inflation has not had a material effect on our results of operations during the past three years. Most of our facility management contracts provide for payments to us of either fixed per diem rates or per diem rates that increase by only small amounts during the terms of the contracts. Inflation could substantially increase our personnel costs (the largest component of operating expenses) or other operating expenses at rates faster than any increases in contract revenues.

                                    BUSINESS

COMPANY OVERVIEW

    As the successor to entities that began developing adult secure institutional facilities in 1984, pre-release correctional and treatment facilities in 1974 and juvenile facilities in 1973, we provide a diversified portfolio of services for adults and juveniles through our three operating divisions: (1) adult secure institutional services; (2) juvenile treatment, educational and detention services and (3) pre-release correctional and treatment services. These services include incarceration and detention, transition from incarceration, drug and alcohol treatment programs, behavioral rehabilitation and treatment, and K-12 education. We provide these essential services through our 69 facilities in 13 states and the District of Columbia. As of October 15, 2001, our contracts for these facilities provided for a total service capacity of 15,241. We believe that our innovative programs and services have put us at the forefront of our industry by measuring and demonstrating superior results in meeting the public policy goals of community safety and recidivism reduction.

    Our services address a total market size that we believe exceeds
$50 billion, of which less than 10% is currently privatized. The total market is expected to demonstrate consistent growth over the next decade primarily driven by overcrowded and aging government facilities, increasing emphasis on treatment, rehabilitation and education and the growing demographic of the 14 to 24 year-old at-risk population, driven by the "Baby Boom Echo." We also expect the size of the private market to grow as a result of the governments' demonstrated need to rapidly activate new programs and facilities, reduce costs, increase accountability and improve overall quality of service.

    Our financial performance is characterized by consistent growth, stable and recurring revenue streams and a general resistance to economic weakness. From 1998 to 2000, our revenues grew at a compound annual growth rate of approximately 36%. We expect continued revenue growth in the future driven by new contract awards, existing facility expansions and accretive fill-in acquisitions.

    The size of our target markets and diversity of our service offering help to ensure a high degree of revenue stability in a range of operating environments. Typically, our operating contracts are renewed and are often expanded. Additionally, our business is less vulnerable to changing economic cycles and typically outperforms other industries in periods of economic weakness based on higher incarceration rates, a more plentiful labor pool and the essential nature of the services we provide.

INDUSTRY BACKGROUND

    PRIVATIZATION

    Correctional and detention services are an essential government function. In the United States, as prison populations increase and federal, state and local governments face continuing pressure to control costs and improve the service quality, there is a growing trend toward outsourcing and privatization of government services and functions, including correctional and detention services. Outsourcing and privatization has historically faced opposition in the U.S.; however, public and government acceptance has increased as standards of service improve and cost-savings are provided to the government.

    While juvenile and pre-release services have been privatized for decades, the adult private prison industry in the U.S. began in 1984 as public authorities began to respond to overcrowding pressures and budgetary constraints, and to explore more efficient means of incarceration. Prison management companies offer a range of services that governments have historically provided to house and care for the needs of offenders. These services include facility design, construction management, health-care, food service, security, transportation, education and rehabilitation. Governments engaging private companies seek to receive these services at a lower cost than a public authority could provide.

    THE PRISON POPULATION AND OVERCROWDING

    The FBOP believes that private prison facilities complement FBOP operations and utilize private operators as a way to help handle a projected growth of federal inmates in the coming years. From 2000 to 2006, the federal prison population is projected to grow by 50%.

    Males between 14 and 24 years of age have demonstrated the highest propensity for criminal behavior. This at-risk population in the United States is projected to increase in the coming years. The U.S. Bureau of the Census estimates this population segment leveled out in 1995 at 18.4 million, but will increase to 20.9 million by 2005 and 21.8 million by 2010.

    These demographics, along with population growth and political trends, have led to the continuing growth of inmate populations and associated spending by governments at all jurisdictional levels. Economic downturn is likely to further this growth. We believe there is a correlation between a weakened economic environment and increased unemployment and higher crime rates. As a result, in an economic recession, the number of incarcerations may increase, further fueling the need for additional services within the corrections industry.

    Prison overcrowding is difficult to measure because there are no uniform means to determine capacity. The FBOP estimated that by year end 2000, the federal prison system was operating at 134% of capacity and that state prisons were at 101% to 115% of capacity depending on the capacity measure. We believe that new construction provides approximately 1,000 new beds per week while the demand for new prison construction could call for approximately 8,000 new beds per week.

    CALIFORNIA'S PROPOSITION 36

    Proposition 36 became law in California in June 2001. Generally, this new initiative substitutes treatment for prison sentences for certain crimes, such as first time drug offenses. Management believes this new initiative in California is part of a trend in the U.S. to provide treatment to first time offenders rather than incarceration. As a long-time leading provider in treatment and educational services, we believe that we are well positioned to benefit from this trend without significant capital investment. For example, during the third quarter of 2001, we were awarded our first contract consistent with this initiative.

OPERATIONS

    Pursuant to the terms of our management contracts, we are responsible for the overall operation of our facilities, including staff recruitment, general facility administration, security and supervision of the offenders or clients and facility maintenance. We also provide a variety of rehabilitative and educational programs at many of our facilities.

    We provide this diversified portfolio of essential services for adults and juveniles through our three operating divisions: (1) adult secure institutional services; (2) juvenile treatment, educational and detention services and
(3) pre-release correctional and treatment services. Our innovative programs have put us at the forefront of our industry by measuring and demonstrating superior results in meeting the goals of community safety, rehabilitation and education.

    ADULT SECURE INSTITUTIONAL SERVICES DIVISION

    Our adult secure institutional division provides maximum, medium, and low-security incarceration. This division is committed to ensuring public safety through the operation of a secure environment and offenders are provided with a variety of programming and services geared toward a successful return to the community and a subsequent reduction in recidivism. At October 15, 2001, we operated or had under development nine facilities with a total service capacity of 7,313 beds that provide, or will provide, adult secure institutional services for incarcerated adults.

    The adult secure institutional division provides:

    - low to maximum-security incarceration services;

    - integrated facility development and operational services;

    - state-of-the-art correctional technology including electronic controls and surveillance equipment;

    - basic education such as preparation and testing for the high school equivalency exam, or GED, English as a second language, or ESL, classes and Adult Basic Education, or ABE;

    - health care including medical, dental, behavioral health and psychiatric services;

    - individual and group counseling;

    - substance abuse treatment including detoxification, testing, counseling, 12-step programs and relapse prevention services;

    - life skills training including training relating to proper hygiene, personal finance and parenting skills;

    - institutional food services; and

    - recreational activities such as exercise programs, hobby and craft and leisure activities.

    According to reports issued by the United States Department of Justice, Bureau of Justice Statistics, or the BJS, the number of adult offenders housed in federal and state prison facilities and in local jails increased from 744,208 at December 31, 1985 to 1,933,503 at December 31, 2000. The average annual increase of offenders in custody from 1990 to 2000 was 5.3%.

    According to the Private Adult Correctional Facility Census dated July 19, 2001, the design capacity of privately managed adult secure institutional facilities in operation or under construction worldwide increased from 20,687 beds at December 31, 1992 to 143,021 beds at July 1, 2001, a compound annual growth rate of more than 25%. In 1996, the adult prison management industry, encompassing federal and state prisons and local jails, spent approximately $30 to $40 billion to house its incarcerated population as compared to $10 billion spent in 1980. At December 31, 2000, private prisons held only 5.8% of all state inmates and 10.7% of federal inmates, but had experienced a 9.1% increase over the six month period ended June 30, 2000.

    JUVENILE TREATMENT, EDUCATIONAL AND DETENTION SERVICES DIVISION

    Our juvenile division provides residential, community-based, behavioral health and alternative education programs to juveniles, typically between the ages of ten and 17. In addition to meaningful treatment options, the programs also develop continuing care plans which help bridge the juvenile back to the community. Under the names "Cornell Abraxas" and "Cornell Interventions," we offer programs to meet the multiple needs of troubled juveniles. At October 15, 2001, we operated or had contracts to operate 20 residential facilities and 17 non-residential community-based programs serving an aggregate capacity of approximately 4,171 youths.

    Juvenile treatment, educational and detention services consist primarily of programs that are designed to lead to rehabilitation while providing public safety and holding juveniles accountable for their decisions and behavior. We operate primarily within a restorative justice model. The basic philosophy is that merely serving time in an institution does not relieve juvenile offenders of the obligation to repay their victims and that incarceration alone does not compensate for the societal impact of crimes. The use of a balanced approach gives equal emphasis to accountability, competency development and community protection.

    The juvenile division provides:

    - diverse treatment settings including settings that are physically-secure, staff-secure and community-based;

    - specialized treatment for special populations including females, drug sellers, sex offenders, firesetters and families;

    - individualized treatment planning and case management;

    - counseling including individual, group and family therapy, cognitive behavior therapy and stress and anger management;

    - substance abuse treatment and relapse prevention and education services;

    - life skills training such as training relating to proper hygiene, personal finance and parenting skills;

    - accredited alternative and special educational programs;

    - gender-specific programs;

    - employment training and assistance;

    - medical services; and

    - wilderness training programs and accredited ropes course challenges.

    The juvenile corrections industry is estimated at $5 to $7 billion annually and consists of at least 150,000 beds. The juvenile treatment and educational components of the juvenile corrections industry are estimated to be far larger. This market segment is fragmented with several thousand providers across the country, most of which are small and operate in a specific geographic area.

    The juvenile corrections industry has expanded rapidly in recent years as the need for services for at-risk and adjudicated youth has risen. According to the American Correctional Association's Directory of Adult and Juvenile Correctional Departments, Institutions, Agencies, and Probation and Parole Authorities, state spending in the juvenile corrections industry increased at a compound annual growth rate of 15.7% from 1993 to 1999.

    PRE-RELEASE CORRECTIONAL AND TREATMENT SERVICES DIVISION

    Our pre-release division provides community-based services including job placement and treatment and education programs as an alternative to incarceration as well as to aid in the successful transition from a correctional facility back into society. At October 15, 2001, we operated or had contracts to provide pre-release correctional and treatment services within 17 residential facilities and six non-residential community based programs with an aggregate service capacity of 3,757. The pre-release area is primarily comprised of individuals who have been granted parole or sentenced to probation. Probationers (individuals sentenced for an offense without incarceration) and parolees (individuals released prior to the completion of their sentence) are typically placed in pre-release settings. These individuals typically spend three to six months in halfway houses until they are prepared to re-enter society.

    The pre-release division provides:

    - minimum-security and staff-secure residential services;

    - home confinement and electronic monitoring;

    - employability training and assistance such as preparing for, securing and maintaining employment;

    - basic education including preparation and testing for the GED, ABE, computer courses, college-level courses and extensive libraries;

    - vocational training such as training in the culinary arts and construction;

    - counseling including individual, group and family therapy, cognitive behavior therapy and stress and anger management;

    - substance-abuse treatment including detoxification, testing, counseling, 12-step programs and relapse prevention services; and

    - life skills training including training related to proper hygiene, securing appropriate housing, personal finance and parenting skills.

    Expenditures in the pre-release correctional services industry are estimated at $4.5 billion annually and consist of approximately 150,000 beds. This market segment is extremely fragmented with several thousand providers across the country, most of which are small and operate in a specified geographic area.

    Similar to the adult secure institutional and the juvenile service segments, the area of pre-release correctional services has experienced substantial growth. According to the BJS, the number of parolees increased from 220,438 at December 31, 1980 to 925,520 at December 31, 2000, a compound annual growth rate of 6.1%. During the same period, the number of individuals on probation increased from approximately 1.1 million to 3.8 million, a compound annual growth rate of 6.4%. The probation and parole populations represent approximately 67% of the total number of adults under correctional supervision in the United States.

MARKETING AND BUSINESS DEVELOPMENT

    Our principal customers are federal, state and local government agencies responsible for adult and juvenile corrections, treatment and educational services. The development process for obtaining facility management contracts consists of several steps including issuance of a request for proposal, or RFP, by a contracting agency, submission of a response to the RFP by us, the award of the contract by a government agency and the commencement of construction or operation of the facility. These agencies generally procure services from the private sector by issuing an RFP to which a number of companies may respond. In addition to costs, government agencies consider numerous other factors including bidders' experience and qualifications when awarding contracts.

    As part of our process of responding to RFPs, our management meets with appropriate personnel from the requesting agency to best determine the agency's distinct needs. We may also receive inquiries from or on behalf of government agencies considering privatization of certain facilities or that have already decided to contract with private providers. When we receive such an inquiry, we determine whether there is a need for our services and whether the legal and political climate in which the government agency operates is conducive to serious consideration of privatization. We then conduct an initial cost analysis to further determine project feasibility.

    If we believe the project is consistent with our strategic business plan, we will submit a written response to the RFP. When responding to RFPs, we incur costs, typically ranging from $10,000 to $75,000 per proposal, to determine the prospective client's distinct needs and prepare a detailed response to the RFP. In addition, we may incur substantial costs to acquire options to lease or purchase land for a proposed facility and engage outside consulting and legal expertise related to a particular RFP. The preparation of a response to an RFP typically takes from five to ten weeks. The bidding and award process for an RFP typically takes from three to nine months. Generally, if the facility for which an award has been made must be constructed, we will begin operation of the newly constructed facility between 12 and 24 months after the contract award.

    When a contract requires construction of a new facility, our success depends, in part, upon our ability to acquire real property for our facilities on desirable terms and at satisfactory locations. We anticipate that a large majority of new facilities will be constructed in rural areas. To the extent that these locations are in or near populous areas, management anticipates legal action and other forms of opposition from residents in areas surrounding certain proposed sites. We may incur significant expenses in responding to such opposition and there can be no assurance of success. In addition, we may choose not to bid in response to an RFP or may determine to withdraw a bid if legal action or other forms of opposition are anticipated.

CONTRACTS

    Our facility management contracts generally provide that we will be compensated at an occupant per diem rate, fees for treatment service, take-or-pay or cost-plus reimbursement. Factors that we consider in determining the per diem rate to charge include (1) the programs specified by the contract and the related staffing levels, (2) wage levels customary in the respective geographic areas, (3) whether the proposed facility is to be leased or purchased and (4) the anticipated average occupancy levels which we believe could reasonably be maintained. Compensation is invoiced in accordance with the applicable contract and is typically paid to us on a monthly basis. Some of our juvenile education contracts provide for annual payments.

    We aggressively pursue new contracts that leverage our existing infrastructure and capabilities and meet our stringent profitability criteria. Since the beginning of 1999, we have won 11 contracts that are expected to contribute more than $60 million in annualized recurring revenues when all facilities commence operations. We focus on take-or-pay contracts, which provide a fixed minimum revenue stream regardless of occupancy and thereby add increased stability and predictability to our revenue stream. Approximately 96% of these new contract revenues have been from take-or-pay contracts. As of October 15, 2001, we had submitted proposals to the FBOP for four contracts with an aggregate capacity of 6,000 beds. All of these FBOP proposals are for take-or-pay contracts.

QUALITY OF OPERATIONS AND REGULATORY OVERSIGHT

    Independent accreditation by various oversight and regulatory organizations is designed to show that a facility meets nationally accepted professional standards for quality of operation, facility design, management, and maintenance. Accrediting entities include the American Correctional Association, or ACA, for the adult secure and pre-release sectors, and the Joint Commission on Accreditation of Healthcare Organizations, Departments of Public Welfare, Departments of Protective and Regulatory Services, and Departments of Human Services and Education for the juvenile sector. ACA standards are the national benchmark for the effective operation of correctional systems throughout the United States and address services, programs, and operations essential to good correctional management including administrative and fiscal controls, staff training and development, physical plant, safety and emergency procedures, sanitation, food service, and rules and discipline. ACA accreditation is important to the courts as an indicator of improved conditions for adult prisons under court order. It is our policy that all of our facilities' daily operations be performed in accordance with accreditation standards. Accreditation and the standards of service required thereby also contributes to the public's increased acceptance of us and our provision of privatized corrections services.

    Internal quality control, conducted by our senior facility staff and executive officers, takes the form of periodic operational, programming and fiscal audits, facility inspections, regular review of logs, reports and files and strict maintenance of personnel standards, including an active training program. Each of our facilities develops its own training plan that is reviewed, evaluated and updated annually. All adult correctional officers undergo a minimum 40-hour orientation upon their hiring and receive academy-level training amounting to 120 hours and on-the-job training of up to 80 hours. Each correctional officer also receives up to 40 hours of continuing training and education annually. All juvenile treatment employees undergo a minimum 80-hour orientation upon their hiring and also receive up to 40 hours of continuing training and education annually.

    The corrections, treatment and education industries are subject to federal, state and local regulations administered by a variety of regulatory authorities. Generally, prospective providers of correctional, detention and pre-release services must comply with a variety of applicable state and local regulations, including education, healthcare and safety regulations. Our contracts frequently include extensive reporting requirements and require supervision with on-site monitoring by representatives of contracting government agencies.

    In addition to regulations requiring certain contracting government agencies to enter into a competitive bidding procedure before awarding contracts, the laws of certain jurisdictions may also require us to award subcontracts on a competitive basis or to subcontract with businesses owned by women or members of minority groups.

    Our contracts and the statutes of certain states in which we operate typically require us to maintain insurance. Our contracts provide that, in the event we do not maintain such insurance, the contracting agency may terminate its agreement with us. We believe that we are in compliance in all material respects with these requirements. We maintain a $10 million per occurrence per facility general liability insurance policy for all our operations. We also maintain insurance in amounts we deem adequate to cover property and casualty risks, workers' compensation and directors' and officers' liability.

FACILITIES

    As of October 15, 2001, we had contracts to operate 69 facilities, including the Moshannon Valley Correctional Center, which is under development. In addition to providing management services, we have been involved in the development, design and/or construction of many of these facilities.

    We control, through outright ownership or long-term leases, operating facilties representing a large majority of our revenues. We believe that such control increases the likelihood of contract renewal, allows us to expand existing facilities and capture higher margins, and enhances our ability to win new contracts. In addition, long-term control of our operating facilities allows us to better control our operating margins and reduce cost escalation pressures.

    The following table summarizes certain additional information with respect to facilities under operation or development by us as of October 15, 2001. As indicated, the majority of the facilities to which we provide services are either owned or leased by us. Facilities that are leased are generally under terms ranging from one to 45 years.

                                                                                        COMPANY
                                                                 TOTAL      INITIAL      OWNED/
                                                                SERVICE     CONTRACT   LEASED OR
FACILITY NAME AND LOCATION                                    CAPACITY(1)   DATE(2)    MANAGED(3)
--------------------------                                    -----------   --------   ----------
ADULT SECURE INSTITUTIONAL FACILITIES:

Baker Community Correctional Facility ......................       262        1987      Leased
  Baker, California

Big Spring Complex .........................................     2,604        (4)      Leased(5)
  Big Spring, Texas

D. Ray James Prison ........................................     1,550        1998     Leased(5)
  Charlton County, Georgia

Donald D. Wyatt Detention Facility .........................       302        1992      Managed
  Central Falls, Rhode Island

Great Plains Correctional Facility .........................       730        (6)      Leased(5)
  Hinton, Oklahoma

                                                                                        COMPANY
                                                                 TOTAL      INITIAL      OWNED/
                                                                SERVICE     CONTRACT   LEASED OR
FACILITY NAME AND LOCATION                                    CAPACITY(1)   DATE(2)    MANAGED(3)
--------------------------                                    -----------   --------   ----------
Leo Chesney Community Correctional Facility ................       200        1988      Leased
  Live Oak, California

Moshannon Valley Correctional Center .......................     1,095        1999      Leased
  Philipsburg, Pennsylvania(7)

Valencia County Detention Center ...........................       110        2000      Managed
  Los Lunas, New Mexico

Westmoreland County Prison .................................       460        2001      Managed
  Greenburg, Pennsylvania

JUVENILE TREATMENT, EDUCATIONAL AND DETENTION FACILITIES:

  RESIDENTIAL FACILITIES:

Alexander Youth Center .....................................       134        2001      Managed
  Alexander, Arkansas

Contact ....................................................        47        (8)        Owned
  Wauconda, Illinois

Cornell Abraxas I ..........................................       248        1973     Leased(5)
  Marienville, Pennsylvania

Cornell Abraxas II .........................................        23        1974       Owned
  Erie, Pennsylvania

Cornell Abraxas III ........................................        22        1975       Owned
  Pittsburgh, Pennsylvania

Cornell Abraxas Center for Adolescent Females ..............       100        1989       Owned
  Pittsburgh, Pennsylvania

Cornell Abraxas of Ohio ....................................       108        1993     Leased(5)
  Shelby, Ohio

Cornell Abraxas Youth Center ...............................        92        1999      Leased
  South Mountain, Pennsylvania

Danville Center for Adolescent Females .....................        64        1998      Managed
  Danville, Pennsylvania

DuPage Adolescent Center ...................................        35        (8)        Owned
  Hinsdale, Illinois

Erie Residential Behavioral Health Program .................        16        1999      Leased
  Erie, Pennsylvania

Griffin Juvenile Facility ..................................       170        1996     Leased(5)
  San Antonio, Texas

Leadership Development Program .............................       120        1994      Leased
  South Mountain, Pennsylvania

New Morgan Academy .........................................       214        2000      Leased
  New Morgan, Pennsylvania

Psychosocial Rehabilitation Unit ...........................        13        1994       Owned
  Erie, Pennsylvania

                                                                                        COMPANY
                                                                 TOTAL      INITIAL      OWNED/
                                                                SERVICE     CONTRACT   LEASED OR
FACILITY NAME AND LOCATION                                    CAPACITY(1)   DATE(2)    MANAGED(3)
--------------------------                                    -----------   --------   ----------
Residential School .........................................        30        (8)        Owned
  Matteson, Illinois

Salt Lake Valley Juvenile Detention Facility ...............       160        1996      Managed
  Salt Lake City, Utah

Santa Fe County Juvenile Detention Facility ................       129        1997      Managed
  Santa Fe, New Mexico

Shaffner Youth Center ......................................        61        2001      Managed
  Steelton, Pennsylvania

South Mountain Secure Residential Treatment Unit ...........        52        1997      Managed
  South Mountain, Pennsylvania

  NON-RESIDENTIAL FACILITIES:

Adams Behaviorial Health Services ..........................        34        1998      Leased
  Oxford, Pennsylvania

Cornell Abraxas Parenting Academy ..........................        36        1999      Leased
  Harrisburg, Pennsylvania

Cornell Abraxas Student Academy ............................       110        1996      Leased
  Harrisburg, Pennsylvania

Delaware Community Programs ................................        39        1994      Leased
  Milford, Delaware

Erie Behavioral Health Services ............................        36        1997      Leased
  Erie, Pennsylvania

Harrisburg .................................................        91        1999      Leased
  Harrisburg, Pennsylvania

Harrisburg Day Treatment Program ...........................        58        1996      Leased
  Harrisburg, Pennsylvania

Juvenile Field Services ....................................       110        (8)       Managed
  Chicago, Illinois

Kline Plaza ................................................       251        1996      Leased
  Harrisburg, Pennsylvania

Lehigh Valley Community Programs ...........................        53        1992      Leased
  Lehigh Valley, Pennsylvania

Lycoming/Clinton County Behavioral Health Services .........        30        1998      Leased
  Williamsport, Pennsylvania

Maple Creek Home ...........................................         8        (8)        Owned
  Matteson, Illinois

Non-Residential Care--West .................................        25        1991      Leased
  Pittsburgh, Pennsylvania

Philadelphia Community Programs ............................       222        1992       Owned
  Philadelphia, Pennsylvania

Washington D.C. Community Programs .........................       155        1993      Leased
  District of Columbia

                                                                                        COMPANY
                                                                 TOTAL      INITIAL      OWNED/
                                                                SERVICE     CONTRACT   LEASED OR
FACILITY NAME AND LOCATION                                    CAPACITY(1)   DATE(2)    MANAGED(3)
--------------------------                                    -----------   --------   ----------
William Penn Harrisburg Alternative School .................       600        2001      Leased
  Harrisburg, Pennsylvania

Workbridge Allegheny .......................................       475        1994      Leased
  Pittsburgh, Pennsylvania

PRE-RELEASE RESIDENTIAL CORRECTIONAL AND TREATMENT
  FACILITIES:

Cordova Center .............................................       192        1985     Leased(5)
  Anchorage, Alaska

Dallas County Judicial Center ..............................       300        1991      Leased
  Wilmer, Texas

El Monte Center ............................................        55        1993      Leased
  El Monte, California

Inglewood Men's Center .....................................        47        1982      Leased
  Inglewood, California

Leidel Community Correctional Center .......................       150        1996     Leased(5)
  Houston, Texas

Marvin Gardens Center ......................................        42        1981      Leased
  Los Angeles, California

Midtown Center .............................................        32        1998       Owned
  Anchorage, Alaska

Northstar Center ...........................................       135        1990      Leased
  Fairbanks, Alaska

Oakland Center .............................................        61        1981      Leased
  Oakland, California

Parkview Center ............................................       112        1993     Leased(5)
  Anchorage, Alaska

Reid Community Correctional Center .........................       350        1996     Leased(5)
  Houston, Texas

Salt Lake City Center ......................................        58        1995      Leased
  Salt Lake City, Utah

Santa Barbara Center .......................................        25        1996      Leased
  Santa Barbara, California

Seaside Center .............................................        40        1999      Leased
  Nome, Alaska

Taylor Street Center .......................................       177        1984      Leased
  San Francisco, California

Tundra Center ..............................................        85        1986     Leased(5)
  Bethel, Alaska

Woodridge ..................................................       136        (8)        Owned
  Woodridge, Illinois

                                                                                        COMPANY
                                                                 TOTAL      INITIAL      OWNED/
                                                                SERVICE     CONTRACT   LEASED OR
FACILITY NAME AND LOCATION                                    CAPACITY(1)   DATE(2)    MANAGED(3)
--------------------------                                    -----------   --------   ----------
PRE-RELEASE NON-RESIDENTIAL COMMUNITY-BASED TREATMENT
  CENTERS:

East St. Louis .............................................        80        (8)       Leased
  East St. Louis, Illinois

Lifeworks--Joliet ..........................................       156        (8)       Leased
  Joliet, Illinois

Northside Clinic ...........................................       252        (8)        Owned
  Chicago, Illinois

Santa Fe Electronic Monitoring .............................        50        1999      Leased
  Santa Fe, New Mexico

Southwestern Illinois Correctional Center(9) ...............       671        (8)       Managed
  East St. Louis, Illinois

Southwood ..................................................       551        (8)        Owned
  Chicago, Illinois

------------------------

(1) Total service capacity is comprised of the beds available for service upon completion of construction of residential facilities and the average program capacity of the non-residential community-based facilities. In certain cases, the management contract for a facility provides for a lower number of beds.

(2) Date from which we, or our predecessor, have had a contract for services on an uninterrupted basis.

(3) We do not incur any facility use costs for facilities which we only have a management contract.

(4) The City of Big Spring entered into the Intergovernmental Agreement with the FBOP for an indefinite term (until modified or terminated) with respect to the Big Spring Complex, which began operations during 1989. The Big Spring Operating Agreement, as amended, has a term through 2047 including renewal options at our discretion, pursuant to which we manage the Big Spring Complex for the City of Big Spring. The portion of the Big Spring Operating Agreement relating to the Cedar Hill Unit has a term of 30 years with four five-year renewal options at our discretion.

(5) Facility sold on August 14, 2001 as part of the 2001 Sale and Leaseback Transaction.

(6) The prison is operated pursuant to a one-year contract with nine one-year renewal options between the Oklahoma Department of Corrections and the Hinton Economic Development Authority, or HEDA. HEDA in turn has subcontracted the operations to us under a 30-year operating contract with four five-year renewals.

(7) In April 1999, we were awarded a contract to design, build and operate the Moshannon Valley Correctional Center and immediately commenced construction and activation activities. In June 1999, the FBOP issued a Stop-Work Order pending a re-evaluation of their environmental documentation supporting the decision to award the contract. The environmental study was completed with a finding of no significant impact. The Stop-Work Order was lifted by the FBOP on August 9, 2001. We anticipate that construction will be resumed in the near-term pending a re-negotiation of the originally awarded contract.

(8) The Cornell Interventions programs/facilities contract with numerous agencies throughout Illinois. Initial contract dates vary by agency and range from 1974 to 1997.

(9) We manage a therapeutic community drug and alcohol program within the state operated Southwestern Illinois Correctional Center.

COMPETITION

    Our industry is currently characterized by a few large national operators focused primarily in the adult secure institutional sector and by a large number of smaller operators in the juvenile and pre-release sectors. Management believes its principal competitors are Corrections Corporation of America and Wackenhut Corrections Corporation and that only Corrections Corporation of America, Wackenhut Corrections and Cornell have the established industry track record, access to sources of financing, broad geographic reach and specialized expertise to compete successfully for large new federal contracts in the adult secure institutional sector as well as in other areas in which we operate.

    This high degree of concentration in the adult secure institutional sector is in contrast to the juvenile and pre-release sectors, where approximately 10,000 to 15,000 juvenile facilities and 2,000 local and regional pre-release facilities, approximately 600 of which are privately operated, are in operation nationwide.

    We distinguish ourselves from our competitors through the diversity of our service offering, by emphasizing rehabilitation, treatment and education, and by providing solutions-based services to the government agencies with which we contract.

EMPLOYEES

    At October 15, 2001, we had approximately 3,480 full-time employees and 270 part-time employees. We employ management, administrative and clerical, security, educational and counseling services, health services and general maintenance personnel. Approximately 380 employees at four of our facilities are represented by unions. We believe our relations with our employees are good.

LEGAL PROCEEDINGS

    We currently are subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries or for wrongful restriction of, or interference with, offender privileges and employment matters. In the opinion of management, the outcome of the proceedings to which we are currently a party will not have a material adverse effect upon our operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

    The following table sets certain information concerning each of our executive officers, directors and key employees as of October 30, 2001:

NAME                                     AGE                              POSITION
----                                   --------   --------------------------------------------------------
Steven W. Logan......................     40      Director; Chairman of the Board of Directors, President
                                                  and Chief Executive Officer
John L. Hendrix......................     53      Senior Vice President and Chief Financial Officer
Thomas R. Jenkins....................     54      Senior Vice President and Chief Operating Officer
Patrick N. Perrin....................     41      Vice President and Chief Administrative Officer
Kevin T. Smyley......................     51      Managing Director, Business Development
Kevin B. Kelly.......................     38      Treasurer and Corporate Secretary
Luis A. Collazo......................     35      Corporate Controller and Chief Accounting Officer
Leslie A. Balonick...................     49      Vice President, Mid-West Region
John C. Godlesky.....................     55      Vice President, Eastern Region
Gary L. Henman.......................     62      Vice President, Adult Secure Institutions
Laura J. Shol........................     46      Vice President, Western Region
Marvin H. Wiebe, Jr..................     54      Senior Vice President
Arlene R. Lissner....................     70      Director; Director of Special Projects
Anthony R. Chase.....................     46      Director
James H.S. Cooper....................     47      Director
David M. Cornell.....................     66      Director
Peter A. Leidel......................     45      Director
Harry J. Phillips, Jr................     51      Director
Tucker Taylor........................     62      Director
Marcus A. Watts......................     43      Director

    Steven W. Logan has been a director and the President and Chief Executive Officer since August 1999 and was named Chairman of the Board of Directors in July 2001. Prior to August 1999, Mr. Logan served as Executive Vice President from April 1998 and was Chief Operating Officer from April 1998 through December 1998. Previously, Mr. Logan served as Senior Vice President from November 1997 to April 1998, and Chief Financial Officer, Treasurer and Secretary from 1993 to April 1998. From 1984 to 1993, Mr. Logan served in various positions with Arthur Andersen LLP, Houston.

    John L. Hendrix has been Senior Vice President and Chief Financial Officer since September 1999. Mr. Hendrix previously served as Senior Vice President and Chief Financial Officer of GC Services from 1998 to August 1999. From 1996 to 1998, Mr. Hendrix served as Senior Vice President and Chief Financial Officer of APS Holding Corporation. Mr. Hendrix served as Senior Vice President and Chief Financial Officer at Kay-Bee Toy Stores in 1996 and held various senior financial positions at Kay-Bee Toy Stores since 1991. Mr. Hendrix is a Certified Public Accountant.

    Thomas R. Jenkins has been Senior Vice President since May 1999 and Chief Operating Officer since January 1999. Mr. Jenkins previously served as Vice President, Juvenile since September 1997. From November 1995 through
September 1997 he served as Vice President--Operations of Abraxas. From 1973 through November 1995, Mr. Jenkins served with the Department of Public Welfare, Commonwealth of Pennsylvania in various capacities ranging from Director of various juvenile facilities to Director of the Pennsylvania Child Welfare Services.

    Patrick N. Perrin has been Vice President since June 2001 and Chief Administrative Officer since November 1998. Prior to November 1998, Mr. Perrin served as Corporate Director of Risk

Management, Employee Benefits and Retirement Plans for Tracor, Inc. from November 1991 to October 1998.

    Kevin T. Smyley has been Managing Director, Business Development since January 2001 and was Director of Public Policy since September 1999 and a Vice President of Cornell Interventions, Inc., one of our subsidiaries, since
June 1999. From 1997 to 1999, Mr. Smyley served as Co-Executive Director and Project Manager for the Kid's Stuff Foundation. From 1991 to 1997, Mr. Smyley worked for Lockheed Martin IMS serving as Vice President of Criminal Justice Services from 1995 to 1997. Mr. Smyley is a member of the National Organization of Black Law Enforcement Executives, the ACA and the American Probation and Parole Association.

    Kevin B. Kelly has served as Treasurer and Corporate Secretary since November 1999 and was Corporate Controller and Chief Accounting Officer from January 1996 to November 1999. Prior to January 1996, Mr. Kelly was Assistant Controller and Corporate Financial Reporting Manager for American Ecology Corporation from 1993 to 1995. Mr. Kelly is a Certified Public Accountant.

    Luis A. Collazo has been Corporate Controller and Chief Accounting Officer since November 1999. Prior to November 1999, Mr. Collazo served as Corporate Controller and Vice President of Accounting and Business Processes for IKON Document Services, a division of IKON Office Solutions from September 1993 to November 1999. Mr. Collazo is a Certified Public Accountant.

    Leslie A. Balonick has been Vice President, Mid-West Region since we acquired Interventions in November 1999. She previously served as Acting Clinical Director for BHS Consulting Corp. from September 1998 to November 1999 and as Director of Planning and Business Development from 1996 to August 1998. From 1991 to 1996, she served as Regional Manager for Interventions.
Ms. Balonick serves as a member of the Women's Committee of the Illinois Department of Human Services, Office of Alcoholism and Substance Abuse Advisory Board and is a Clinically Certified Substance Abuse Counselor.

    John C. Godlesky has been Vice President, Eastern Region since
November 1999 and Vice President, Juvenile since January 1999. He previously served as Director, Division of Residential Programs of Abraxas from June 1993 to December 1998, and was responsible for the overall development, direction and management of Abraxas' juvenile residential programs.

    Gary L. Henman has been Vice President, Adult Secure Institutions since October 1998 and National Director of Quality Assurance since June 1998. He was previously an associate professor at Louisiana State University from 1997 to September 1998. From 1973 to 1997, Mr. Henman was with the FBOP, progressing to Deputy Regional Director and Warden of five facilities, including the United States Penitentiaries at Leavenworth, Kansas and Marion, Illinois. Mr. Henman was Chairman of both the FBOP High Security Facility Task Force and the FBOP Task Force on Vocational Training.

    Laura J. Shol has been Vice President, Western Region since November 1999 and served as Vice President, Pre-Release since November 1997, and was Managing Director of Pre-Release Centers since May 1997. She previously served as Director of Community Corrections from June 1996 through May 1997, and was Senior Regional Administrator of Eclectic from 1986 to June 1996.

    Marvin H. Wiebe, Jr. has been Senior Vice President since November 1997 and Vice President since we acquired Eclectic Communications, Inc. in 1994. He was previously Vice President--Administration and Finance, Vice President--Secure Detention and Chief Financial Officer of Eclectic, where he was employed for 11 years. Mr. Wiebe has served as President of the International Community Corrections Association and as an auditor for the ACA Commission on Accreditation for Corrections and is a member of the International Community Corrections Association, the California Probation Parole & Correctional Association and the ACA.

    Arlene R. Lissner has been a director since September 1997 when we acquired Abraxas, and is Director of Special Projects. Ms. Lissner founded Abraxas in 1973, where she served as President and

Chief Executive Officer until 1977, at which time she left that position to become Chairperson of the Board of Directors of Abraxas. Ms. Lissner resumed her role as President and Chief Executive Officer of Abraxas from April 1996 through September 1997.

    Anthony R. Chase has been a director since October 1999. Mr. Chase has served as Chairman and Chief Executive Officer of ChaseCom Limited Partnership since December 1998 and as President and Chief Executive Officer of Faith Broadcasting, L.P. since November 1993. Mr. Chase is also Chairman of the Board of the Telecom Opportunity Institute, a national, non-profit organization founded by ChaseCom Limited Partnership to increase career, education and job training opportunities in the telecommunications industry for people in historically underserved communities. Mr. Chase is a Professor of Law at the University of Houston Law Center. Mr. Chase is a director of Leap Wireless International, Inc., a nationwide provider of wireless phone service, a director of Northern Trust Bank of Texas, and a Member of the Council on Foreign Relations.

    James H. S. Cooper has been a director since October 1999. Mr. Cooper is the founder and Chairman of Brentwood Capital Advisors LLC of Brentwood, Tennessee, where he has been since May 1999. Mr. Cooper was a Managing Director of SunTrust Equitable Securities Corporation of Nashville, Tennessee from April 1995 to April 1999, and served as Congressman, 4th District of Tennessee in the United States House of Representatives from 1983 to 1995. Mr. Cooper has also been an Adjunct Professor at the Owen School of Management at Vanderbilt University since 1995. Mr. Cooper serves as a director of several private companies.

    David M. Cornell has been a director since our founding and was Chairman of the Board from our founding until September 2000. Mr. Cornell also served as President and Chief Executive Officer from our founding until August 1999.

    Peter A. Leidel has been a director since May 1991 and was Chairman of the Board from September 2000 to July 2001. Mr. Leidel is founder and Managing Director of Yorktown Partners LLC, and a partner of Ticonderoga Capital, both of which manage private investment funds. In September 1997, Mr. Leidel resigned as Senior Vice President of Dillon Read & Co, Inc. (a predecessor of UBS PaineWebber Inc.) where he worked since 1983 managing private investment funds. Mr. Leidel is a director of Willbros Group, Inc., an oil and gas industry contractor, Carbon Energy Corporation, an oil and gas exploration company, and several private companies.

    Harry J. Phillips, Jr. has been a director since January 2001. Mr. Phillips is President of Timberlake Interests, Inc. and Phillips Investments, Inc., and general partner of Ecol Partners. Mr. Phillips previously served as Chairman and Chief Executive Officer of American Ecology Corporation from 1992 to 1995.
Mr. Phillips is a director of Conservatek Industries, Inc. and Aeriform, Inc.

    Tucker Taylor has been a director since October 1996. Mr. Taylor is President of CBCA, Inc., a company that administers health benefits for self-insured employers. From 1992 to 1999, Mr. Taylor was Executive Vice President of Medical Care International and, after an acquisition, a Senior Vice President at Columbia/HCA. Mr. Taylor is also a director of SuperShuttle, a privately held ground transportation company, and Alta Healthcare Systems, a privately held hospital company.

    Marcus A. Watts has been a director since January 2001. Mr. Watts is a partner of the law firm of Locke Liddell & Sapp LLP where he has practiced corporate and securities law since 1984. Mr. Watts is a director of Aeriform, Inc. and serves on the board of various civic and charitable organizations.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of October 15, 2001 for our directors and executive officers and December 31, 2000 for unaffiliated 5% stockholders and as adjusted to reflect the sale of the 3,000,000 shares of common stock offered by us pursuant to this prospectus supplement for the following individuals or groups:

    - each person, or group of affiliated persons, whom we know beneficially owns more than 5% of our outstanding stock;

    - each of our named executive officers;

    - each of our directors; and

    - all of our directors and executive officers as a group.

    Unless otherwise indicated, the address for each stockholder on this table is c/o Cornell Companies, Inc., 1700 West Loop South, Suite 1500, Houston, Texas 77027. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all common stock shown to be held by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes common stock underlying options held by such person that are exercisable within 60 days of October 15, 2001, but excludes common stock underlying options held by any other person. The numbers shown in the table assume no exercise by the underwriters of their over-allotment option.

                                                                  BENEFICIAL OWNERSHIP
                                                     -----------------------------------------------
                                                        BEFORE OFFERING           AFTER OFFERING
                                                     ----------------------   ----------------------
                                                     NUMBER OF   PERCENTAGE   NUMBER OF   PERCENTAGE
BENEFICIAL OWNER NAME                                SHARES(1)   OWNERSHIP    SHARES(1)   OWNERSHIP
---------------------                                ---------   ----------   ---------   ----------
FMR Corp.(2) ......................................  1,220,100      12.9%     1,220,100       9.8%
  82 Devonshire Street
  Boston, Massachusetts 02109

Wellington Management Company(3) ..................    703,000       7.5%       703,000       5.7%
  75 State Street
  Boston, Massachusetts 02109

Dimensional Fund Advisors Inc.(2) .................    702,000       7.4%       702,000       5.6%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

Royce & Associates, Inc.(2) .......................    676,100       7.2%       676,100       5.4%
  1414 Avenue of the Americas
  New York, New York 10019

Caxton Associates, L.L.C.(4) ......................    641,200       6.8%       641,200       5.2%
  Princeton Plaza, Building 2
  731 Alexander Road
  Princeton, New Jersey 08540

Scudder Kemper Investments, Inc.(5) ...............    565,600       6.0%       565,600       4.5%
  Two International Place
  Boston, Massachusetts 02110

Anthony R. Chase...................................     19,157         *         19,157         *

James H. S. Cooper.................................     30,229         *         30,229         *

                                                                  BENEFICIAL OWNERSHIP
                                                     -----------------------------------------------
                                                        BEFORE OFFERING           AFTER OFFERING
                                                     ----------------------   ----------------------
                                                     NUMBER OF   PERCENTAGE   NUMBER OF   PERCENTAGE
BENEFICIAL OWNER NAME                                SHARES(1)   OWNERSHIP    SHARES(1)   OWNERSHIP
---------------------                                ---------   ----------   ---------   ----------
David M. Cornell(6)................................    442,393       4.6%       442,393       3.5%

John L. Hendrix....................................     37,200         *         37,200         *

Thomas R. Jenkins..................................     26,858         *         26,858         *

Peter A. Leidel....................................     80,886         *         80,886         *

Arlene R. Lissner..................................     17,375         *         17,375         *

Steven W. Logan....................................    328,957       3.4%       328,957       2.6%

Harry J. Phillips, Jr..............................     53,750         *         53,750         *

Tucker Taylor......................................     33,812         *         33,812         *

Marcus A. Watts....................................      7,867         *          7,867         *

Marvin H. Wiebe, Jr................................     41,230         *         41,230         *

All directors and executive officers as a group
  (12 persons).....................................  1,119,714      11.3%     1,119,714       8.7%

------------------------

*   Less than 1.0%.

(1) Shares of common stock listed include shares subject to stock options exercisable within 60 days (15,250 for Mr. Chase, 15,250 for Mr. Cooper, 141,334 for Mr. Cornell, 24,000 for Mr. Hendrix, 22,448 for Mr. Jenkins, 12,833 for Mr. Leidel, 14,000 for Ms. Lissner, 197,374 for Mr. Logan, 3,750 for Mr. Phillips, 20,333 for Mr. Taylor, 3,750 for Mr. Watts, 34,223 for Mr. Wiebe, and 505,095 for all the above as a group).

(2) Based on a filing made with the SEC reflecting ownership of common stock as of December 31, 2000. The filing indicates sole voting and dispositive power with respect to the referenced shares of common stock.

(3) Based on a filing made with the SEC reflecting ownership of common stock as of December 31, 2000. The filing indicates shared voting power for 503,000 shares of common stock and shared dispositive power for 703,000 shares of common stock.

(4) Based on a filing made with the SEC reflecting ownership of common stock as of December 31, 2000. The filing indicates shared voting power and shared dispositive power for 641,200 shares of common stock.

(5) Based on a filing made with the SEC reflecting ownership of common stock as of December 31, 2000. The filing indicates sole voting power for 316,000 shares of common stock, shared voting power for 12,600 shares of common stock and sole dispositive power for 565,600 shares of common stock.

(6) Mr. Cornell has sole voting power for 442,393 shares of common stock and sole dispositive power for 422,428 shares of common stock, of which 141,334 shares are subject to stock options exercisable within 60 days. The total includes 19,965 shares over which Jane B. Cornell, the former wife of David
    M. Cornell, has sole dispositive power and, pursuant to a voting agreement, over which Mr. Cornell has sole voting power.

                                  UNDERWRITING

    Under the underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K and incorporated by reference to the registration statement relating to the accompanying prospectus, each of the underwriters for whom Lehman Brothers Inc., Jefferies & Company, Inc., First Analysis Securities Corporation and Fidelity Capital Markets, a division of National Financial Services LLC, are acting as representatives, has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Lehman Brothers Inc.........................................
Jefferies & Company, Inc....................................
First Analysis Securities Corporation.......................
Fidelity Capital Markets, a division of National Financial
  Services LLC..............................................
                                                              ---------
    Total...................................................  3,000,000
                                                              =========

    The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

    - the representations and warranties made by us to the underwriters are true;

    - there is no material change in the financial markets; and

    - we deliver customary closing documents to the underwriters.

    We have granted the underwriters an option to purchase, from time to time until 30 days after the date of the underwriting agreement, in whole or in part, up to an aggregate of an additional 450,000 shares at the public offering price less underwriting discounts and commissions shown on the cover page of this prospectus supplement. This option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that the option is exercised, each underwriter will be obligated, so long as the conditions set forth in the underwriting agreement are satisfied, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table and we will be obligated to sell the shares of common stock to the underwriters.

    The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to selected dealers, at such public offering price less a selling concession not in excess
of $       per share. The underwriters may allow, and the selected dealers may
re-allow, a concession not in excess of $      per share to brokers and dealers.
If all the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

    The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 450,000 additional shares.

                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per share underwriting discounts and commissions to
  be paid by Cornell.................................    $              $
Total................................................    $              $

    We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000.

    The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

    - Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquiror of such shares agrees to the foregoing restrictions.

    Members of our board of directors, senior officers and designated holders of our common stock have agreed under lock-up agreements that without the prior written consent of Lehman Brothers Inc., they will not offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period ending 90 days after the date of this prospectus.

    We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

    This prospectus is not, and under no circumstances is to be construed as an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

    Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of the prospectus.

    A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

    Other than the prospectus in electronic format, the information on the underwriters' or any selling group member's web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

    Lehman Brothers Inc. and its affiliates have performed and expect to continue to perform financial advisory investment banking services for us for which they have received and will receive customary compensation.

                                 LEGAL MATTERS

    The validity of the notes offered by this prospectus supplement will be passed upon for Cornell by Locke Liddell & Sapp LLP, Houston, Texas. The underwriters are being represented by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

    Marcus A. Watts, a partner at Locke Liddell & Sapp LLP, is a director and shareholder of Cornell and beneficially owns 7,867 shares of our common stock, representing less than 1% of the outstanding shares of our common stock.

                                    EXPERTS

    The audited financial statements incorporated by reference in this prospectus supplement and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0300 for further information on the public reference room. You may also access filed documents at the SEC's website at www.sec.gov.

    We have filed a registration statement on Form S-3 and related exhibits with the SEC under the Securities Act of 1933. The registration statement contains additional information about us and our common stock. You may inspect the registration statement and exhibits without charge and obtain copies from the SEC at prescribed rates at the locations above.

    The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference in this prospectus supplement and the accompanying prospectus the following documents we have filed, or may file, with the SEC:

    - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on March 30, 2001;

    - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001 filed with the SEC on May 15, 2001, August 14, 2001, and October 30, 2001, respectively;

    - Our Current Report on Form 8-K dated August 14, 2001 filed with the SEC on August 28, 2001;

    - Description of our common stock set forth under the caption "Item 1. Description of Registrant's Securities to be Registered" on Form 8-A filed July 17, 1996 (as amended by Amendment No. 1 on Form 8-A/A filed
      September 11, 1996);

    - Description of Rights set forth under the caption "Item 1. Description of Registrant's Securities to be Registered" on Form 8-A filed May 11, 1998, as amended by the Form 8-A/A filed May 15, 1998; and

    - All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before termination of this offering.

    A statement contained in a document incorporated by reference in this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

    You may request a free copy of any of the documents incorporated by reference in this prospectus supplement or the accompanying prospectus by writing or telephoning us at the following address:

                            Cornell Companies, Inc.
                        1700 West Loop South, Suite 1800
                              Houston, Texas 77027
                                 (713) 623-0790

    You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this document.

PROSPECTUS

                                  $350,000,000

                           CORNELL CORRECTIONS, INC.

                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                               ------------------

    We will offer from time to time debt securities, common stock or preferred stock. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. You should also read the documents we have referred you to the section called "Where You Can Find More Information" in this prospectus for information about us and for financial statements.

    Our common stock is traded on the New York Stock Exchange under the symbol "CRN." Any common stock sold under a supplement to this prospectus will be listed on the New York Stock Exchange. If we decide to list any of the debt securities or the preferred stock on any exchange or market, the related prospectus supplement will disclose the exchange or market.

                            ------------------------

    YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5 IN THIS PROSPECTUS.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                               NOVEMBER 24, 1999

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
About This Prospectus.......................................      2

Where You Can Find More Information.........................      3

Cornell Corrections.........................................      4

Consolidated Ratios of Earnings to Fixed Charges............      4

Risk Factors................................................      5

Use of Proceeds.............................................     11

Description of Debt Securities..............................     12

Description of Common Stock.................................     19

Description of Preferred Stock..............................     23

Plan of Distribution........................................     24

Legal Matters...............................................     25

Experts.....................................................     25

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $350,000,000.

    This prospectus provides you with a general description of the securities we may offer. Each time we offer our securities, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest in our securities, you should read both this prospectus and any prospectus supplement together with all additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the registration statement on Form S-3, of which this prospectus is a part, as well as reports, proxy statements and other information filed by us, at the public reference room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional public reference rooms of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can call the Commission at 1-800-SEC-0330 for information regarding the operations of its public reference rooms. The Commission also maintains a World Wide Web site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding registrants, like us, that file electronically.

    Our common stock is listed on the New York Stock Exchange. Our reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    The Commission allows us to "incorporate by reference" into this prospectus certain information that we file with it, which means that we can disclose important information to you by referring you to documents on file or to be filed with the Commission. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and replace this information. Therefore, before you decide to invest in a particular offering of ours under this shelf registration, you should always check for information we may have filed with the Commission after the date of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities that we have registered.

    - Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

    - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

    - Description of Common Stock set forth under the caption "Item 1. Description of Registrant's Securities to be Registered" on Form 8-A filed November 24, 1998; and

    - Description of Rights set forth under the caption "Item 1. Description of Registrant's Securities to be Registered" on Form 8-A filed November 24, 1998.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

       Cornell Corrections, Inc.
       1700 West Loop South, Suite 1500
       Houston, Texas 77027
       Attention: Corporate Secretary
       Telephone: (713) 623-0790

    You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. We are not making offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                              CORNELL CORRECTIONS

    Cornell Corrections is one of the leading providers of privatized correctional, detention and pre-release services in the United States based on total offender capacity. We are the successor to entities that began developing secure institutional correctional and detention facilities in 1984, pre-release facilities in 1977 and juvenile facilities in 1973. We have significantly expanded our operations through new contract awards, facility expansions and acquisitions.

    As of September 30, 1999, we had contracts to operate 56 facilities in 12 states and the District of Columbia with a total offender capacity of 13,063. Our residential facilities had a total offender capacity of 11,395 beds, with 53 facilities in operation. In addition, since September 30, 1999, we have announced the acquisition of various assets of Interventions and BHS Consulting Corporation which increased our offender capacity by 1,750 to an aggregate total offender capacity of 14,813. For the nine months ended September 30, 1999, our revenues were $127.3 million, representing an increase of 46.5% from $86.9 million for the nine months ended September 30, 1998.

    Our principal executive offices are located at 1700 West Loop South, Suite 1500, Houston, Texas 77027, and our telephone number is (713) 623-0790.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

    Our consolidated ratios of earnings to fixed charges for the periods indicated are as follows:

                                                                                                       NINE MONTHS
                                                             YEAR ENDED DECEMBER 31,                      ENDED
                                               ----------------------------------------------------   SEPTEMBER 30,
                                                 1994       1995       1996       1997       1998         1999
                                               --------   --------   --------   --------   --------   -------------
Ratios of earnings to fixed charges
  (1) (2)....................................      --         --         --      2.70x      1.98x         1.87x

------------------------

(1) In computing the ratio of earnings to fixed charges, (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense (including amounts capitalized) and the estimated interest portion of rents.

(2) As a result of the net losses in 1994, 1995 and 1996, earnings did not cover fixed charges for those years by $499,000, $989,000 and $2,304,000, respectively.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR SECURITIES, YOU SHOULD UNDERSTAND THAT SUCH AN INVESTMENT INVOLVES VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT BEFORE YOU DECIDE TO INVEST IN OUR SECURITIES.

    WE HAVE MADE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 IN THIS PROSPECTUS, AND IN THE DOCUMENTS THAT ARE INCORPORATED BY REFERENCE. THOSE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXCEPT," "PLAN," "INTEND" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, BUT ARE NOT THE ONLY MEANS OF IDENTIFYING THEM. IN GENERAL, ANY STATEMENT OTHER THAN A STATEMENT OF HISTORICAL FACT IS A FORWARD-LOOKING STATEMENT. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE ADVERSELY AFFECTED AND COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN ANY FORWARD-LOOKING STATEMENTS.

OUR REVENUE AND PROFIT GROWTH DEPEND ON OUR ABILITY TO OBTAIN NEW CONTRACTS AND ON OUR CONSTRUCTION AND OPERATION OF NEW FACILITIES.

    Our internal growth depends on our ability to obtain additional management contracts for privatized correctional, detention and pre-release facilities. Our ability to obtain new contracts depends on the extent to which federal, state and local governmental agencies turn to the private sector to manage new or existing facilities or to expand existing facilities.

    Our growth rate also depends on the construction and operation of new correctional and detention facilities because contracts to operate existing public facilities generally have not been offered to private operators. In addition, because correctional and detention services are essential public services, governmental agencies and, in many states, state legislatures have to be persuaded that privatization will result in high-quality services at less cost than that which the agencies themselves could provide.

    Our ability to obtain new contracts also depends on the extent to which we are able to compete with other private-sector providers. Factors that affect our ability to compete effectively in bidding against other providers include:

    - the price and other terms of our bids;

    - our financial ability to make capital investments or post bonds or other credit support which may be required; and

    - particularly in the case of secure institutional adult facilities, our ability to compete effectively with the two companies now holding the majority of contracts for currently privatized adult facilities.

    We cannot guarantee that we will be able to obtain additional contracts to develop or operate new facilities on favorable terms.

A DECREASE IN FACILITY OCCUPANCY LEVELS FOR ANY REASON COULD DECREASE OUR
  PROFITABILITY.

    A substantial portion of our revenues are generated under residential facility management contracts that specify a per diem rate, which is a rate per day per offender. A substantial portion of our cost structure is fixed. Under a per diem rate structure, a decrease in occupancy rates would cause a decrease in our revenues and profitability.

    For each of our facilities, we depend on the contracting governmental agency to supply the facility with enough offenders to meet and exceed the facility's break-even design capacities. In most cases, the governmental agency is under no obligation to provide offenders. Soliciting additional offenders from other governmental agencies to meet capacity shortfalls in our facilities generally is not possible. Because many of our facilities have offenders serving relatively short sentences or only the last three to six months of their sentences, the high turnover rate of offenders requires a constant influx of new offenders from the relevant governmental agencies to achieve profitability. Moreover, occupancy rates during the "start-up" phase when facilities are first opened typically result in capacity underutilization for a one- to three-month period after the facilities first receive offenders. As a result, as we open or begin operating new facilities under new contracts, there may be a delay in reaching sufficient occupancies to meet break-even levels and we may incur operating losses at new facilities until these occupancy levels are reached. A failure of a governmental agency to supply a sufficient number of offenders for any reason may cause us to forego revenues and income.

OUR FAILURE TO PROPERLY MANAGE ACQUISITIONS COULD ADVERSELY AFFECT OUR BUSINESS.

    We have expanded, and plan to continue to expand, our operations through acquisitions. Failure to manage our acquisition strategy successfully could have an adverse effect on our business. We probably will compete with other potential acquirors for acquisitions, and some of these potential acquirors may be larger and have greater resources than us. We may not be able to continue to identify and acquire businesses at prices and on terms we consider reasonable. In addition, acquisitions involve a number of special risks, including:

    - diversion of management's attention and resources;

    - potential failure to retain key acquired personnel;

    - assumption of unanticipated legal liabilities and other problems;

    - difficulties integrating systems, operations and cultures;

    - amortization of acquired intangible assets; and

    - potential dilution of earnings per share.

    Since 1994, we have made eight acquisitions. Prior to purchase by us, certain of the companies we have acquired were operated as non-profit organizations. We may not be able to profitably manage these acquired businesses or successfully integrate any acquired businesses without substantial expense, delay or other operational or financial problems. In addition, we cannot be sure that an acquired business will achieve anticipated revenues and earnings.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS.

    Our ability to compete in bidding for new contracts depends, in certain circumstances, on our ability to make capital investments and finance construction costs relating to secure institutional contract awards. In addition, our acquisition strategy requires us to obtain financing for acquisitions.

    As of November 12, 1999, we had approximately $100 million in anticipated unfunded capital requirements for new correctional and existing facility expansion. We have a lease agreement with an unrelated entity that is available to fund up to approximately $11.5 million of these facility investments. Management believes that the remaining commitments of approximately $89 million will be funded from (a) the expected net proceeds of a committed sale and leaseback transaction of substantially all of our furniture, fixtures and equipment, (b) a potential sale and leaseback transaction of one or more secure institutions, (c) an expansion of our lease financing agreement, and/or (d) other debt or equity financing arrangements. There is no assurance, however, that any of these planned financing transactions can be consummated. If these contemplated financing transactions are not consummated, we would be required to seek alternative, and potentially dilutive, capital funding sources.

WE MAY NOT HAVE AVAILABLE CAPITAL IF WE ARE REQUIRED TO INVEST IN NEW
FACILITIES.

    In general, governmental agencies require private operators to make capital investments in new facilities and enter into direct financing arrangements in connection with the development of facilities. We cannot be sure that we will have available capital if and when we are required to make an investment to secure a contract for developing a facility. In many cases the development and construction of facilities we will manage are subject to obtaining permanent facility financing.

Financing currently is obtained through a variety of means, including private bank debt, the sale of tax-exempt bonds or other obligations or direct government appropriation. The sale of tax-exempt bonds or other obligations may be adversely affected by changes in applicable tax laws or adverse changes in the market for such securities.

    In the past, we have worked with governmental agencies and placement agents to obtain and structure financing for construction of facilities. In some cases, an unrelated special purpose corporation is established to incur borrowings to finance construction. In other cases, we directly incur borrowings for construction financing.

WE MAY LOSE MONEY ON PER-DIEM RATE CONTRACTS.

    Most of our facility management contracts provide for payments to us of either fixed per diem rates or per diem rates that increase by only small amounts during the terms of the contracts. If we experience increases in personnel costs, which are the largest component of facility management expense, or other operating expenses at rates faster than increases, if any, in per diem rates, then our results of operations would be adversely affected.

NON-RENEWAL OR EARLY TERMINATION OF CONTRACTS COULD ADVERSELY AFFECT OUR
BUSINESS.

    Our facility management contracts typically have terms ranging from one to five years, and renewal is at the option of the contracting governmental agency. We cannot be sure that any agency will exercise a renewal option in the future. In addition, contracting governmental agencies typically may terminate a facility contract without cause by giving us written notice ranging from 30 to 180 days. Any non-renewal or termination could adversely affect our business.

WE RELY ON A LIMITED NUMBER OF GOVERNMENTAL AGENCIES FOR A SIGNIFICANT PORTION OF OUR REVENUES.

    We currently derive and expect to continue to derive a significant portion of our revenues from a limited number of governmental agencies. The loss of, or a significant decrease in, business from the Federal Bureau of Prisons or various other state agencies could seriously harm our financial condition and results of operations. For the year ended December 31, 1998, contracts with the Federal Bureau of Prisons accounted for approximately 20.1% of our revenues. Based on projects we have announced, we anticipate that the amount of business we receive from the Federal Bureau of Prisons in future periods will increase.

OUR CONTRACTS COULD BE TERMINATED AND OUR FEES COULD BE REDUCED BECAUSE OUR CONTRACTS ARE SUBJECT TO GOVERNMENT FUNDING.

    Our facility management contracts are subject to either annual or bi-annual governmental appropriations. If a governmental agency does not receive appropriations, our contract could be terminated by the agency or our management fee could be reduced. In addition, even if funds are appropriated, delays in payments may occur which could negatively affect our cash flow.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY YEAR 2000 COMPLIANCE ISSUES.

    During the next year, many software programs may not recognize calendar dates beginning in the year 2000. This problem could force computers or machines which use date dependent software to either shut down or provide incorrect information. Although we have completed most of our information technology systems and non-information technology systems readiness efforts and critical-systems testing, we can not guarantee that unanticipated year 2000 problems will not occur. If year 2000 problems result in the inability of our contracting governmental agencies to pay us in a timely manner for our services or the inability of third-party suppliers, such as utility, telecommunications, food service and healthcare suppliers, to provide their products and services our business could be seriously harmed.

GOVERNMENT REGULATION, AUDITS AND INVESTIGATIONS COULD NEGATIVELY AFFECT OUR BUSINESS BY CAUSING US TO SUBSTANTIALLY MODIFY THE WAY WE CONDUCT OUR BUSINESS OR BY SUBJECTING US TO PENALTIES OR CONTRACT TERMINATIONS.

    The corrections and detention industry is subject to national, federal, state and local regulations which are administered by various regulatory authorities. Prospective providers of correctional and detention services must comply with a variety of applicable state and local regulations including education, health care and safety regulations.

    Our contracts with government agencies typically include extensive reporting requirements and require supervision and on-site monitoring by representatives of contracting governmental agencies. State law also typically requires correctional officers to meet certain training standards. Some states deem prison guards to be peace officers and require our personnel to be licensed and may make them subject to background investigation. In addition, many state and local governments are required to enter into a competitive bidding procedure before awarding contracts for products or services. The laws of certain jurisdictions may also require us to award subcontracts on a competitive basis or to subcontract with businesses owned by members of minority groups. Our failure to comply with any applicable laws, rules or regulations could subject us to substantial penalties, including loss of a management contract, and could have a material adverse effect on our financial condition and results of operation. Furthermore, our current and future operations may be subject to additional regulations as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted or applied. Any additional regulations or changes in existing regulations could require us to modify substantially the manner in which we conduct business and could adversely affect us.

    Our contracts give the contracting agency the right to conduct routine audits of the facilities and operations we manage for the agency. An audit involves a governmental agency's review of our compliance with the prescribed policies and procedures established for the facility. We also may be subject to investigations as a result of an audit, an offender's complaint or other causes. Any contract termination or non-renewal as a result of an audit or investigation could seriously harm our business.

OUR BUSINESS WILL BE HARMED IF THE ACCEPTANCE OF PRIVATIZED CORRECTIONAL AND DETENTION FACILITIES DOES NOT CONTINUE.

    Our future success depends heavily on the continued acceptance and use of private entities to manage correctional and detention facilities. Many governmental agencies currently do not accept management of correctional and detention facilities by private entities. Some sectors of the federal government and some state governments are legally unable to delegate their traditional management responsibilities for correctional and detention facilities to private companies. The operation of correctional and detention facilities by private entities has encountered resistance from certain groups, such as labor unions, local sheriff's departments and groups that believe correctional and detention facility operations should be conducted only by governmental agencies. Such resistance may cause a change in public and government acceptance of privatized correctional facilities. In addition, changes in political parties in any of our markets could result in significant changes in elected officials' previously established views of privatization in such markets.

THE LOCATION OF OUR FACILITIES MAY BE SUBJECT TO OPPOSITION.

    Our success in obtaining new awards and contracts may depend in part upon our ability to locate land that can be leased or acquired on favorable terms by us or other entities working with us in connection with a proposal to construct and/or manage a facility. Some locations may be in or near populous areas and may generate legal action or other forms of opposition from residents in areas surrounding a proposed site. Typically, we must obtain and comply with zoning approvals and/or land use permits from local governmental entities with respect to a facility. In certain circumstances, public hearings are required before we can obtain approvals and permits.

NEGATIVE PUBLICITY ABOUT OUR INDUSTRY OR OUR COMPETITORS COULD HARM OUR
BUSINESS.

    Negative publicity could adversely affect our business. In addition to possible negative publicity about privatization in general, an escape, absconsion, riot, internal incident or other disturbance at one of our facilities or another privately operated facility, or placement of one or more notorious offenders or criminal or violent actions by offenders at one of our facilities may result in publicity adverse to us and our industry. Although we have not experienced any material adverse effect on our business or operating results as a result of previous escapes or absconsions, we cannot guarantee that any future escapes or absconsions would not have an adverse affect on our business or operating results.

WE COULD BE SUBJECT TO LEGAL LIABILITY BECAUSE MANY OF OUR FACILITIES CONTAIN HIGH-RISK OFFENDERS AND BECAUSE MANY OF OUR CONTRACTS REQUIRE US TO INDEMNIFY GOVERNMENTAL AGENCIES.

    Our management of correctional, detention and pre-release facilities exposes us to potential third-party claims or litigation by offenders or other persons for personal injury or other damages resulting from contact with our facilities, programs, personnel or offenders, including damages arising from an offender's escape or absconsion or from a disturbance or riot at one of our facilities. The U.S. Supreme Court has held that prison guards employed by private firms are not entitled to qualified immunity from suit by prisoners for violations of their rights. In addition, certain of our correctional, detention and pre-release facilities contain a high-risk population, many of whom have been convicted of or charged with violent offenses. As a result, certain offenders at our facilities could pose risks to the public for which we may be held liable.

    Our management contracts generally require us to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with claims or other liability risks we face, including personal or bodily injury, death or property damage to a third party if we are found to be negligent.

    In order to obtain and maintain our management contracts, we are required to have insurance. Although insurance generally is available, we cannot guarantee that insurance will continue to be available on commercially reasonable terms or will be adequate to cover all potential claims. In addition, we are unable to secure insurance for some unique business risks including riot and civil commotion or the acts of an escaped offender.

WE COMPETE WITH A WIDE VARIETY OF PRIVATE ENTITIES AND GOVERNMENTAL AGENCIES THAT MAY HAVE GREATER FINANCIAL RESOURCES OR MAY BE PREFERRED PROVIDERS.

    If we fail to compete successfully against current or future competitors, our business, financial condition and operating results could be seriously harmed. We compete with a number of publicly-traded companies, including Prison Realty Trust Inc. (Corrections Corporation of America), Wackenhut Corrections Corporation and Correctional Services Corporation. At December 31, 1998, Corrections Corporation of America and Wackenhut Corrections Corporation accounted for a substantial amount of the privatized secure institutional adult beds under contract in the United States.

    We also compete in some markets with small local companies that have better knowledge of the local conditions and may be better able to gain political and public acceptance. We may compete in some markets with governmental agencies that operate correctional and detention facilities.

    We may encounter significant competition in our efforts to achieve our growth strategy. Other companies with growth objectives similar to ours may enter the industry. These companies may have greater financial resources than to finance acquisition and internal growth opportunities. Although some states require substantial capital investments in new projects, other states may allow potential competitors to enter our business without substantial capital investment or previous experience in the management of correctional and detention facilities.

WE ARE SUBJECT TO ECONOMIC RISKS ASSOCIATED WITH OUR DEVELOPMENT ACTIVITIES THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

    When we act as project manager for the design and construction of a facility, we typically act as the primary contractor and subcontract with other parties that act as the general contractors. As primary contractor, we are subject to various risks of construction that could cause construction delays, including shortages of labor and materials, work stoppages, labor disputes and weather interference. We are also subject to the risk that the general contractor will be unable to complete construction at the budgeted costs or to fund any excess construction costs. We are ultimately liable for all late delivery penalties and cost overruns. If we incur penalties and cost overruns, our operating results could be adversely affected.

OUR ABILITY TO RETAIN OUR EXECUTIVE OFFICERS AND KEY PERSONNEL, AND OUR ABILITY TO RECRUIT ADDITIONAL QUALIFIED PERSONNEL ARE CRUCIAL TO OUR SUCCESS.

    We depend greatly on the efforts of our executive officers and key personnel to obtain new contracts, to make acquisitions and to manage our operations. The loss or unavailability of any of our executive officers could have an adverse effect on us. Our ability to perform under current and new contracts also depends, in part, on our ability to attract and retain qualified senior executives and operating personnel. There is significant competition for qualified facility administrators, managers, counselors and other key personnel. We cannot be sure that we will be successful in recruiting or training a sufficient number of qualified officers or employees to enable us to operate our business and implement our growth strategy as planned.

OUR STOCK PRICE MAY BE VOLATILE BECAUSE OF OUR OPERATING RESULTS AND CERTAIN FACTORS BEYOND OUR CONTROL.

    The market price of our common stock may vary significantly from time to time in response to many factors, including variations in our reported periodic financial results, changing conditions in the economy or in our industry, and negative publicity affecting us or our industry. In addition, stock markets and the stock prices of our competitors experience significant price and volume volatility from time to time which may affect the market price of our common stock for reasons unrelated to our performance.

WE HAVE ANTI-TAKEOVER PROVISIONS THAT MAY PREVENT STOCKHOLDERS FROM EFFECTING A CHANGE IN CONTROL.

    Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of Cornell that a stockholder may consider favorable. Our certificate of incorporation and bylaws:

    - prohibit cumulative voting in the election of directors;

    - deny stockholders the ability to act by written consent unless the written consent is unanimous;

    - establish advance notice requirements for nominations for election to the board of directors or proposing matters that can be acted upon by stockholders at stockholder meetings;

    - allow the board of directors to consider social, economic and other factors in evaluating any offer of another party; and

    - allow the alteration, amendment and repeal of the bylaws only in accordance with our certificate of incorporation.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of Cornell by prohibiting a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder.

WE COULD LOSE OUR LEASE RIGHTS FOR OUR BIG SPRING COMPLEX. OUR BUSINESS WOULD BE SERIOUSLY HARMED IF WE COULD NOT OPERATE THE BIG SPRING COMPLEX.

    Our inability to continue to operate our facility in Big Spring, Texas, known as the Big Spring Complex, would adversely affect our business. The Big Spring Complex is part of a larger tract of land. The larger tract of land was formerly part of a United States Air Force base conveyed to the City of Big Spring by the United States government in 1978. The document conveying the larger tract of land contains restrictive covenants that generally require (1) use of the larger tract of land for public airport purposes unless otherwise consented in writing by the Federal Aviation Administration, or the FAA, (2) maintenance of facilities on the larger tract of land and (3) the availability of the larger tract for use by federal aircraft. The United States government also has the right to use the larger tract in the case of a national emergency and the FAA has the right to portions of the larger tract and any structures located on the larger tract for use in construction, operation or maintenance of facilities for air traffic control activities. In some circumstances, at the option of the grantor, title to the larger tract could revert to the grantor for any breach of the provisions of the document conveying the larger tract.

    The FAA has reviewed the agreements which permit us to operate the Big Spring Complex and has advised the City of Big Spring in writing that it has no objections to the agreements. We believe that (1) the City of Big Spring is in substantial compliance with the terms of the conveyance and (2) even if not in substantial compliance, the FAA is aware of and has not objected to all past and present uses of the larger tract by the City of Big Spring and its lessees. However, the FAA could assert that those uses of the larger tract violate the conveyance.

    The City of Big Spring has used and leased, and may in the future use or lease, other portions of the larger tract for other purposes unrelated to our business. The continued compliance by the City of Big Spring or its lessees with the terms of the conveyance is not within our control, and any breach by the City of Big Spring or its lessees could result in reversion of title of all or a portion of the larger tract to the United States government. We do not have any recourse against the City of Big Spring in the case of a reversion. In addition, we do not have any guarantees from the FAA that it will honor our lease rights in the event of a reversion. Accordingly, in the case of a reversion of the larger tract, or in any case in which the United States government or the FAA has superior rights to use the larger tract, our continued ability to lease and use the Big Spring Complex could be subject to the discretion of the United States government or the FAA.

                                USE OF PROCEEDS

    We will use the net proceeds from the sale of the securities for our general corporate purposes, which may include:

    - repaying indebtedness;

    - funding future acquisitions;

    - funding future facility expansions or construction;

    - making additions to our working capital; or

    - any other purpose we may describe in an accompanying prospectus supplement.

                         DESCRIPTION OF DEBT SECURITIES

    The following description is a summary of the general terms and conditions that could apply to debt securities we may issue under this shelf registration statement. If and when we offer debt securities, a prospectus supplement will describe the particular terms and conditions that actually apply to the debt securities included under the prospectus supplement. The debt securities will be our unsecured general obligations and either senior debt securities or subordinated debt securities.

    If we offer senior debt securities or subordinated debt securities, we will issue them under an indenture that we refer to in this prospectus as the indenture. We will enter into the indenture with Chase Bank of Texas, National Association, as trustee. In this prospectus, we will refer to Chase Bank of Texas, National Association, together with any other trustees that are qualified to act under the Trust Indenture Act of 1939 and chosen by us and appointed in a supplemental indenture with respect to a particular series of debt securities, as the Trustee. We will identify the Trustee for each series of debt securities in the applicable prospectus supplement. These filings will be available for inspection at the corporate trust office of the Trustee, or as described above under "Where You Can Find More Information." The indenture will be subject to, and governed by, the Trust Indenture Act of 1939.

    The following description does not restate the entire indenture and is qualified in its entirety by express reference to the indenture. The indenture is incorporated by reference as a part of the following description. Capitalized terms used but not defined in this description have the meanings given to those terms in the indenture. You should read the entire indenture for a complete description of the terms of the indenture. We have filed a copy of the indenture with the Commission as an exhibit to the registration statement which includes this prospectus.

SPECIFIC TERMS OF EACH SERIES OF DEBT SECURITIES IN THE PROSPECTUS SUPPLEMENT

    A prospectus supplement relating to any series of debt securities we offer will describe the specific terms of those debt securities. Those terms will include some or all of the following:

    - the designation, aggregate principal amount and authorized denominations;

    - whether the debt securities are senior debt securities or subordinated debt securities;

    - the maturity date;

    - the interest rate, if any, and the method for calculating the interest rate;

    - the interest payment dates and the record dates for the interest payments;

    - the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

    - any guaranties of the debt securities by any of our subsidiaries or others, or other forms of credit support for the debt securities;

    - any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

    - the place where principal and interest will be payable;

    - if other than denominations of $1,000 or multiples of $1,000, the denominations in which the debt securities will be issued;

    - whether the debt securities will be issued in the form of global securities or certificates;

    - the currency or currencies, if other than the currency of the United States, in which principal and interest will be payable;

    - additional provisions, if any, relating to the defeasance of the debt securities;

    - whether the debt securities will be issuable in registered form or bearer form or both and, if bearer securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of bearer securities;

    - any applicable United States federal income tax consequences;

    - the dates on which premium, if any, will be payable;

    - our right, if any, to defer payment of interest and the maximum length of the deferral period;

    - any listing on a securities exchange;

    - the initial public offering price; and

    - other specific terms, including events of default and covenants provided for with respect to the debt securities.

    Any particular series of debt securities may contain covenants limiting:

    - the incurrence of additional debt, including guarantees, by us and our subsidiaries and affiliates;

    - the making of various payments by us and our subsidiaries and affiliates;

    - our business activities and those of our subsidiaries and affiliates;

    - the issuance of other securities by our subsidiaries and affiliates;

    - asset dispositions;

    - transactions with affiliates;

    - a change of control;

    - the incurrence of liens; and

    - mergers and consolidations involving us and our subsidiaries.

BOOK ENTRY, DELIVERY AND FORM

    We may issue debt securities of a series in whole or part in registered, bearer, coupon or global form. A global security is a security, typically held by a depository, that represents the beneficial interest of a number of purchasers of the security.

    Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York will act as depositary. In this prospectus, we will refer to The Depository Trust Company, in its capacity as depositary, as DTC. We will issue book-entry debt securities of a series in the form of a global debt security that will be deposited with DTC. This means that we will not issue certificates to each holder. We will issue one global debt security to DTC who will keep a computerized record of its participants, such as your broker, whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred; except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

    Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

    DTC has provided us the following information: DTC is (1) a limited-purpose trust company organized under the New York Banking Law, (2) a "banking organization" within the meaning of the New York Banking Law, (3) a member of the United States Federal Reserve System, (4) a "clearing corporation" within the meaning of the New York Uniform Commercial Code and (5) a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

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    DTC holds securities that its participants, known as direct participants, deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and some other organizations.

    DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the Commission.

    DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, and the National Association of Securities Dealers.

    We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global debt securities for all purposes. Accordingly, we, the Trustee and any paying agent we may appoint will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

    It is DTC's current practice, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

    Debt Securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

    - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

    - we determine not to require all of the debt securities of a series to be represented by a global debt security and notify the Trustee of our decision.

PROVISIONS RELATING ONLY TO THE SENIOR DEBT SECURITIES

    The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt and senior in right of payment to any of our subordinated debt, including the subordinated debt securities. The senior debt securities will be effectively subordinated to all of our secured debt. We will disclose the amount of our secured debt in the prospectus supplement.

PROVISIONS RELATING ONLY TO THE SUBORDINATED DEBT SECURITIES

SUBORDINATION TO SENIOR INDEBTEDNESS

    The subordinated debt securities will rank junior in right of payment to all of our senior indebtedness. Senior indebtedness will be defined to include all notes or other evidences of debt not expressed to be subordinate or junior in right of payment to any other of our debt.

PAYMENT BLOCKAGES

    The indenture may provide that no cash payment of principal, interest and any premium on the subordinated debt securities may be made:

    - if we fail to pay when due any amounts on any senior indebtedness;

    - if our property or we are involved in any voluntary or involuntary liquidation or bankruptcy; and

    - in other instances specified in the indenture.

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PAYMENT AND TRANSFER

    Principal, interest and any premium on fully registered securities will be paid at the office of the paying agent that we may designate. We may make payment by check mailed to persons in whose names the debt securities are registered on days specified in the indenture or any prospectus supplement. Debt security payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

    Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for these purposes, without payment of any service charge, except for any tax or governmental charge.

EVENTS OF DEFAULT

    The indenture will provide that each of the following is an Event of Default with respect to any series of debt securities:

    - default for 30 days in the payment when due of interest on the debt securities;

    - default in payment when due of the principal of or any premium on the debt securities;

    - default in payment when due of any sinking fund payment with respect to the debt securities;

    - default in the performance of or breach of various covenants after applicable notice or grace period; and

    - various events of bankruptcy or insolvency with respect to us.

    The applicable prospectus supplement will describe any additional Events of Default.

    If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding debt securities of a series may declare all debt securities of that series to be due and payable immediately. The holders of a majority in principal amount of the debt securities may, on behalf of all holders, waive any existing default or Event of Default and its consequences, except (1) a default in the payment of principal of, interest and any premium on, any of the debt securities and (2) a default in respect of any provision of the indenture that cannot be modified or amended without the consent of each holder affected.

    No holder of debt securities may pursue any remedy under the indenture unless:

    - the holder gives the Trustee written notice of a continuing Event of Default;

    - the holders of at least 25% in principal amount of the then outstanding debt securities of that series make a written request to the Trustee to pursue the remedy;

    - the holder or holders offer satisfactory indemnity to the Trustee against costs, expenses and liabilities;

    - the Trustee does not comply with the request within 60 days after receipt of the request and offer of indemnity; and

    - the Trustee has not received during that 60-day period contrary instructions from the holders of at least a majority in principal amount of the then outstanding debt securities.

    The Trustee is required, within 90 days after the occurrence of a default known to it, to give to the holders notice of the default. However, except in the case of a default in the payment of principal of, interest or any premium on any of the debt securities or in the making of any sinking fund payment, the Trustee may withhold the notice if it in good faith determines that withholding the notice is in the interests of the holders.

                                       15
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MODIFICATION OF INDENTURE

    From time to time, we, when authorized by resolutions of our board of directors, and the Trustee, without the consent of the holders of debt securities of any series, may amend, waive or supplement the indenture for specified purposes, including, among other things:

    - curing ambiguities, defects or inconsistencies;

    - providing for the assumption of our obligations to holders of the debt securities of a series in the case of a merger or consolidation;

    - making any change that would provide any additional rights or benefits to the holders of the debt securities of a series;

    - adding guarantees with respect to the debt securities of a series;

    - securing the debt securities of a series;

    - providing for the acceptance of appointment by a successor Trustee or a separate Trustee for one or more series of debt securities;

    - maintaining the qualification of the indenture under the Trust Indenture Act; or

    - making any change that does not adversely affect the rights of any holder.

    Other amendments and modifications of the indenture may be made by us and the Trustee without notice to any holder but with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

    - reduce the principal amount of or extend the stated maturity of the debt securities, or alter or waive the redemption provisions of the debt securities;

    - reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment, supplement or waiver or consent to take any action under the indenture;

    - reduce the premium payable upon the redemption of any debt security or change the time at which any debt security may or shall be redeemed;

    - make any debt security payable in currency other than that stated in the debt security;

    - make any change that adversely affects the rights of any holder in the case of any debt security;

    - reduce the rate of or extend the time for payment of interest on the debt securities;

    - release any security that may have been granted in respect of debt securities; or

    - make changes to the provisions regarding rights of the holders of a majority in principal amount of the debt securities or the provisions regarding modification of the indenture.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

    The indenture provides that we may not consolidate with or merge with or into any Person, or convey, transfer or lease all or substantially all of our assets, unless:

    - either:

       - we are the survivor in the case of a merger, or

       - we are not the survivor and the survivor is a United States corporation and expressly assumes by a supplemental indenture all of our obligations under the debt securities and the indenture;

    - immediately after giving effect to the transaction, no default or Event of Default would have occurred and be continuing; and

                                       16
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    - we deliver to the Trustee an officer's certificate and an opinion of our counsel stating that the transaction and the supplemental indenture comply with the indenture.

DISCHARGING OUR OBLIGATIONS

    Except as may otherwise be set forth in any prospectus supplement, we may choose to either discharge our obligations on the debt securities of any series in a legal defeasance or release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance.

    If we choose to discharge our obligations in a legal defeasance, all of our obligations with respect to the debt securities will be discharged, except for:

    - obligations with respect to the registration of transfer and exchange of debt securities;

    - obligations with respect to mutilated, destroyed, lost or stolen debt securities;

    - obligations to maintain offices or agencies for the registration of transfer, exchange and payment of debt securities;

    - duties of paying agents;

    - obligations to furnish the Trustee with information regarding the holders of debt securities;

    - requirements regarding compensation and reimbursement of the Trustee;

    - provisions regarding the eligibility of the Trustee; and

    - the defeasance provisions of the indenture.

    If we choose to discharge our obligations in a covenant defeasance, the events listed in the indenture as Events of Default will no longer constitute a default or Event of Default, except for payment defaults and bankruptcy or insolvency defaults.

    We may choose legal or covenant defeasance at any time prior to the stated maturity or redemption of the debt securities of the series if, among other conditions,

    - we deposit with the Trustee sufficient cash or U.S. Government Obligations to pay the principal, interest, any premium and any other sums due to the stated maturity date or redemption date of the debt securities of the series;

    - we deliver to the Trustee an opinion of our independent accountants regarding the sufficiency of the cash and U.S. Government Obligations to pay the principal, interest, any premiums and any other sums when due;

    - 91 days pass after the deposit and during the 91-day period no default relating to our bankruptcy or insolvency is continuing;

    - no default is continuing on the date of deposit and after giving effect to the deposit;

    - the deposit is not a default under any of our other agreements and is not prohibited by the subordination provisions of the indenture if the debt securities are subordinated;

    - we provide the Trustee with an opinion of our counsel that the trust resulting from the deposit is not, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

    - in the event of legal defeasance, we provide the Trustee with an opinion of our counsel that

       - we have received an Internal Revenue Service ruling; or

       - since the date of the indenture there has been no change in the federal income tax law, and confirming that the holders will not be affected for U.S. federal income tax purposes by the defeasance;

    - in the case of covenant defeasance, we provide the Trustee with an opinion of our counsel that the holders of the debt securities will not be affected for U.S. federal income tax purposes by the defeasance; and

    - we provide the Trustee with an officer's certificate and an opinion of our counsel that all conditions precedent to the defeasance and discharge of the debt securities have been complied with.

THE TRUSTEE

    Chase Bank of Texas, National Association will serve as the initial Trustee under the indenture. The indenture will govern the duties, responsibilities and rights of the Trustee, including the following:

RESIGNATION OR REMOVAL OF TRUSTEE

    Under provisions of the indenture and the Trust Indenture Act governing trustee conflicts of interest, any uncured event of default under any series of senior debt securities will force the Trustee to resign as Trustee for either the subordinated debt securities or the senior debt securities. Also, any uncured event of default under any series of subordinated debt securities will force the Trustee to resign as Trustee for either the senior debt securities or the subordinated debt securities. Any resignation of the Trustee will require the appointment of a successor Trustee for the applicable debt securities in accordance with the terms and conditions of the indenture.

    The Trustee may resign or be removed by us for one or more series of debt securities and a successor Trustee be appointed to act for that series. The holders of a majority in aggregate principal amount of a series of debt securities may remove the Trustee for that series.

LIMITATIONS ON TRUSTEE IF IT IS OUR CREDITOR

    If the Trustee becomes our creditor, the indenture will limit the Trustee's right to obtain payment of claims in some circumstances, or to realize on some property received in respect of those claims as security or otherwise.

ANNUAL TRUSTEE REPORT TO HOLDERS OF DEBT SECURITIES

    The indenture will require the Trustee to submit an annual report to the holders of the debt securities regarding, among other things, (1) the Trustee's eligibility to serve, (2) the priority of the Trustee's claims regarding advances made by it and (3) any action taken by the Trustee materially affecting those debt securities.

CERTIFICATE AND OPINIONS TO BE FURNISHED TO TRUSTEE

    The indenture will provide that every application by us for action by the Trustee requires an officers' certificate and an opinion of our counsel stating that, in the opinion of the signers, we have complied with all conditions precedent to the action.

GOVERNING LAW

    The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

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                          DESCRIPTION OF COMMON STOCK

    The following description of the material terms of our common stock is qualified in its entirety by reference to applicable provisions of the Delaware General Corporation Law, our certificate of incorporation, our bylaws and the Rights Agreement dated as of May 1, 1998 between us and American Securities Transfer & Trust, Inc., as rights agent.

AUTHORIZED AND OUTSTANDING COMMON STOCK

    Our authorized capital stock includes 30,000,000 shares of common stock, par value $.001 per share. As of October 31, 1999, we had 9,582,528 shares of common stock outstanding. The outstanding shares of our common stock are listed on the New York Stock Exchange under the symbol "CRN."

VOTING, LIQUIDATION AND DIVIDEND RIGHTS

    Subject to the prior or special rights of holders of shares of preferred stock, the holders of shares of common stock:

    - are entitled to any dividends that may be declared by our board of directors out of legally available funds;

    - are entitled to one vote per share;

    - have no preemptive or conversion rights;

    - are not subject to, or entitled to the benefits of, any redemption or sinking fund provision;

    - are entitled upon liquidation to receive our assets remaining after the payment of corporate debts and the satisfaction of the liquidation preference of any outstanding preferred stock.

Voting is non-cumulative. The outstanding shares of our common stock are fully paid and non-assessable.

    We have never declared or paid cash dividends on our capital stock. We currently anticipate that all of our excess earnings, if any, will be retained for use in the operation and expansion of our business and we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends is within the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and restrictions, if any, imposed by financing commitments and legal requirements. Our credit facilities and other financing arrangements with our bank lenders currently prohibit the payment of dividends.

PROVISIONS AFFECTING CONTROL OF CORNELL

    Our certificate of incorporation and bylaws contain the following provisions which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions include:

    - prohibiting cumulative voting in the election of directors;

    - denying stockholders the ability to act by written consent unless the written consent is unanimous;

    - establishing advance notice requirements for nominations for election to the board of directors or proposing matters that can be acted upon by stockholders at stockholder meetings;

    - allowing the board of directors to consider social, economic and other factors in evaluating any offer of another party; and

    - allowing the alteration, amendment and repeal of the bylaws only in accordance with our certificate of incorporation.

                                       19
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In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of Cornell by prohibiting a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder.

RIGHTS AGREEMENT

    On April 22, 1998 our board of directors authorized the issuance of one preferred share purchase right, known as a Right, for each outstanding share of our common stock to the stockholders of record at the close of business on May 11, 1998. Each Right entitles the registered holder to purchase from us one unit of a share, which is currently one one-thousandth of a share, of our Series A Junior Participating Preferred Stock, par value $.01 per share, at a price of $120 per unit of a Series A Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

    Until a Distribution Date, the Rights will be evidenced by the common stock certificates. The Rights Agreement states that a Distribution Date occurs upon the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons, known as an Acquiring Person, has acquired beneficial ownership of 15% or more of our outstanding Voting Shares (as defined in the Rights Agreement) or (b) 10 business following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding Voting Shares, the earlier of such dates being called the Distribution Date.

    Until the Distribution Date or earlier redemption or expiration of the
Rights:

    - the Rights will be evidenced by the certificates representing common stock;

    - the Rights will be transferred with and only with the common stock;

    - new common stock certificates issued after May 11, 1998, upon transfer or new issuance of the common stock will contain a notation incorporating the Rights Agreement by reference; and

    - the surrender for transfer of any certificates for common stock outstanding as of May 11, 1998, even without the notation, will also constitute the transfer of the Rights associated with the common stock represented by the certificates.

    As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and the separate Right certificates alone will then evidence the Rights.

    The Rights are not exercisable until the Distribution Date. The Rights will expire on May 1, 2008, which is the Final Expiration Date, unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by us as described below.

    If an Acquiring Person acquires 15% or more of our Voting Shares, each Right then outstanding, other than Rights beneficially owned by the Acquiring Person which would become null and void, will become a right to buy that number of shares of common stock that at the time of the acquisition would have a market value of two times the purchase price of the Right. If, however, our board of directors determines in good faith that a person who would otherwise be an Acquiring Person has become an Acquiring Person inadvertently, and that person divests a sufficient number of Voting Shares by a deadline set by our board of directors, then that person shall not be deemed to be an Acquiring Person for any purposes of the Rights Agreement.

    If, after any person has become an Acquiring Person, we are acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will have the right to receive, upon the exercise of the Right at the then current purchase price of the Right, that number of shares of

                                       20
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common stock of the acquiring company which at the time of the transaction would have a market value of two times the purchase price of the Right.

    The offer and sale of the Series A Preferred Shares or other securities issuable upon exercise of the Rights will be registered with the Commission but the registration will not be effective until the Rights become exercisable. As described above, the Rights will not be transferable separately from the common stock until the Distribution Date.

    The number of Series A Preferred Shares or other securities or property issuable upon exercise of the Rights, and the purchase price payable, are subject to customary adjustments from time to time to prevent dilution.

    The number of outstanding Rights and the number of Series A Preferred Shares or other securities issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring prior to the Distribution Date.

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of our outstanding Voting Shares and before the acquisition by a person or group of 50% or more of our outstanding Voting Shares, our board of directors may, at its option, issue common stock or Series A Preferred Shares in mandatory redemption of, and in exchange for, all or part of the then outstanding exercisable Rights (other than Rights owned by such Acquiring Person or group which would become null and void) at an exchange ratio of one share of common stock or one unit of a Series A Preferred Share for each Right which is then exercisable, subject to adjustment.

    At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of our outstanding Voting Shares, our board of directors may redeem all, but not less than all, of the then outstanding Rights at a price of $0.01 per Right. The redemption of the Rights may be made effective at the time, on the basis and with the conditions as our board of directors in its sole discretion may establish. Immediately upon the action of our board of directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

    Until a Right is exercised, the holder of the Right, as a holder, will have no rights as a stockholder of Cornell, including, without limitation, the right to vote or to receive dividends.

    The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights, including amendment to extend the Final Expiration Date. However, after the Distribution Date no amendment may materially and adversely affect the interests of holders of the Rights.

REGISTRATION RIGHTS AGREEMENTS

1994 REGISTRATION RIGHTS AGREEMENT

    We and certain of our stockholders are parties to a Registration Rights Agreement dated as of March 31, 1994, as amended. In this prospectus, we will refer to this agreement as the 1994 Registration Rights Agreement. Under the terms of the 1994 Registration Rights Agreement, the stockholders that are parties to the 1994 Registration Rights Agreement are entitled to demand and piggyback registration rights.

                                       21
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    The Registration Rights Agreement contains no termination provision, although securities cease to be registrable under the 1994 Registration Rights Agreement upon the earlier of:

    - being disposed of pursuant to an effective registration statement;

    - being transferred so that subsequent disposition of those securities does not require registration or qualification of those securities under the Securities Act of 1933 or any state securities laws; and

    - ceasing to be outstanding.

1999 REGISTRATION RIGHTS AGREEMENT

    We have issued warrants to purchase common stock, which are currently held in escrow on behalf of ING (U.S.) Capital LLC. Pursuant to these warrants, we and ING (U.S.) Capital LLC entered into a Registration Rights Agreement dated as of October 14, 1999. In this prospectus, we will refer to this agreement as the 1999 Registration Rights Agreement. Under the terms of the 1999 Registration Rights Agreement, ING (U.S.) Capital LLC is entitled to demand and piggyback registration rights. The 1999 Registration Rights Agreement terminates when the warrants, the securities issuable upon exercise of the warrants and any common stock or other securities issued in respect thereof which are held by ING (U.S.) Capital LLC have been sold pursuant to a registration statement or pursuant to Rule 144 under the Securities Act.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is American Securities Transfer & Trust, Inc.

                                       22
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                         DESCRIPTION OF PREFERRED STOCK

    The following description of the terms of the preferred stock sets forth the general terms and provisions of the preferred stock to which any prospectus supplement may relate. Other terms of any series of the preferred stock offered by any prospectus supplement will be described in that prospectus supplement. The description of the provisions of the preferred stock set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and the certificate of designations relating to each series of the preferred stock. The certificate of designations will be filed with the Commission and incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of each series of the preferred stock.

    We have authority to issue 10,000,000 shares of preferred stock, par value $.001 per share. As of the date of this prospectus, no shares of our preferred stock are outstanding.

    The preferred stock may be issued from time to time by our board of directors as shares of one or more classes or series. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any action or vote by the holders of common stock.

    The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or the issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although our board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of the stock. The board of directors does not currently intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which our securities are traded.

    The preferred stock shall have the dividend, liquidation, redemption and voting rights set forth in a prospectus supplement relating to a particular series of the preferred stock. Reference is made to the prospectus supplement relating to the particular series of the preferred stock offered by the prospectus supplement for specific terms, including:

    - the designation and stated value per share of such preferred stock and the number of shares offered;

    - the amount of liquidation preference per share;

    - the initial public offering price at which the preferred stock will be issued;

    - the dividend rate or method of calculation, the dates on which dividends shall be payable, the form of dividend payment and the dates from which dividends shall begin to cumulate, if any;

    - any redemption or sinking fund provisions;

                                       23
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    - any conversion or exchange rights; and

    - any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

    The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the preferred stock will be subordinate to the rights of our general creditors.

                              PLAN OF DISTRIBUTION

    We may sell the securities in any of the following three ways, or in any combination thereof:

    - through underwriters or dealers;

    - directly to a limited number of purchasers or to a single purchaser; or

    - through agents.

    The prospectus supplement with respect to any securities will set forth the terms of the offering of the securities, including:

    - the name or names of any underwriters, dealers or agents and the respective amounts of the securities underwritten or purchased by each of them;

    - the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers;

    - any securities exchanges on which the securities may be listed; and

    - the time and place of delivery for the securities.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    If underwriters are used in the sale of any securities, those securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Those securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase those securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of those securities if any are purchased.

    The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities for which a prospectus supplement is delivered will be named, and any commissions payable by us to that agent will be disclosed, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

    If indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Those contracts will be subject only to those conditions disclosed in the prospectus supplement, and the prospectus supplement will state the commission payable for solicitation of those contracts.

    Some or all of the securities may be new issues of securities with no established trading market. We may elect to list any of the securities on an exchange, and in the case of our common stock, on any additional exchange. However, unless otherwise specified in the applicable prospectus supplement, we will not be obligated to do so. Any underwriters who buy securities from us for public offering and sale

                                       24
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may make a market in those securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of or the trading markets for any securities.

    To facilitate the offering of the securities, any underwriters or agents involved in the offering of our securities may engage in transactions that stabilize, maintain or otherwise affect the price of our securities or any other securities the prices of which may be used to determine payments on our securities. Specifically, the underwriters or agents may overallot in connection with the offering, creating a short position in our securities for their own account. In addition, to cover overallotments or to stabilize the price of our securities or any other securities, the underwriters or agents may bid for, and purchase, our securities or any other securities in the open market. Finally, in any offering of our securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing our securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents are not required to engage in these activities, and may end any of these activities at any time.

    Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of those liabilities. Some agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business. Those relationships will be disclosed in the applicable prospectus supplement.

                                 LEGAL MATTERS

    The validity of the securities offered by this prospectus will be passed upon for us by Locke Liddell & Sapp LLP, Houston, Texas. The underwriters' own legal counsel will advise them about other issues relating to any offering.

                                    EXPERTS

    The audited financial statements incorporated by reference in this prospectus and the registration statement on Form S-3 of which this prospectus is a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect to such audited financial statements, and are incorporated in this prospectus and the registration statement on Form S-3 in reliance upon the authority of said firm as experts in giving said report.

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
                                3,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                             PROSPECTUS SUPPLEMENT
                                          , 2001

                       ---------------------------------

                                LEHMAN BROTHERS

                           JEFFERIES & COMPANY, INC.

                     FIRST ANALYSIS SECURITIES CORPORATION

                            FIDELITY CAPITAL MARKETS